

2009

Glen Burnie Bancorp Annual Report



Received SEC

APR 30 2010

Washington, DC 20549



60 years of serving your community

Glen Burnie Bancorp

Annual Meeting

The 2010 Annual Meeting of Stockholders will be conducted on Thursday, May 13, 2010 beginning at 2:00 p.m. at Michael's Eighth Avenue, 7220 Grayburn Drive, Glen Burnie, Maryland. Glen Burnie Bancorp's regular meeting of stockholders is held on the second Thursday in May of each year.

Dividend Reinvestment Plan

Common stockholders participating in the Dividend Reinvestment Plan receive a 5% discount from market price when they reinvest their Glen Burnie Bancorp dividends in additional shares. To obtain a prospectus and authorization forms, contact the Transfer Agent.

Direct Deposit of Dividends

The direct deposit program, which is offered at no charge, provides for automatic deposit of quarterly dividends directly into a checking or savings account. For information regarding this program, contact the Transfer Agent.

Annual Report on Form10-K

To obtain a copy of the company's Annual Report on Form 10-K for the year ended December 31, 2009, please contact the Transfer Agent.

Independent Auditors

TGM Group LLC
955 Mount Hermon Road, Salisbury, Maryland 21804

Contents

Selected Financial Data	*1*
Message to Investors	*2*
Board of Directors	*3*
Management	*4*
Market For the Common Equity and Related Stockholder Matters	*6*
Management's Discussion and Analysis	*8*
Consolidated Financial Statements	*17*
Independent Auditor's Report	*18*
Notes to Consolidated Financial Statements	*25*



Selected Financial Data



The following table presents consolidated selected financial data for the Company and its subsidiaries for each of the periods indicated. Dividends and earnings per share have been adjusted to give retroactive effect to a 20% stock dividend paid on January 18, 2008, and one paid on January 23, 2006.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars In Thousands Except Per Share Data)				
Operations Data:					
Net Interest Income	$ 12,102	$ 11,922	$ 11,866	$ 11,821	$ 11,966
Provision for Credit Losses	2,443	1,146	50	62	(50)
Other Income	2,365	2,051	2,157	2,244	2,114
Other Expense	10,995	13,102	10,433	10,682	10,625
Net Income	1,262	404	2,782	2,720	2,775
Share Data:					
Basic Net Income Per Share	$ 0.46	$ 0.14	$ 0.93	$ 0.92	$ 0.94
Diluted Net Income Per Share	0.46	0.14	0.93	0.92	0.94
Cash Dividends Declared Per Common Share	0.40	0.45	0.45	0.45	0.41
Weighted Average Common Shares Outstanding:					
Basic	2,734,524	2,981,124	2,988,796	2,972,362	2,956,417
Diluted	2,734,524	2,981,124	2,988,796	2,972,362	2,956,417
Financial Condition Data:					
Total Assets	$ 353,397	$ 332,502	$ 307,274	$ 317,746	$ 306,561
Loans Receivable, Net	235,883	235,133	199,753	193,337	190,205
Total Deposits	294,358	269,768	252,917	274,833	265,248
Long Term Borrowings	27,034	27,072	17,107	7,140	7,171
Junior Subordinated Debentures	5,155	5,155	5,155	5,155	5,155
Total Stockholders' Equity	25,149	27,908	29,736	28,201	26,625
Performance Ratios:					
Return on Average Assets	0.36%	0.13%	0.89%	0.84%	0.89%
Return on Average Equity	4.87	1.49	9.60	10.00	10.50
Net Interest Margin (1)	4.29	4.31	4.39	4.31	4.46
Dividend Payout Ratio	85.59	332.98	48.33	49.18	43.52
Capital Ratios:					
Average Equity to Average Assets	7.37%	8.99%	9.28%	8.36%	8.47%
Leverage Ratio	8.86	10.50	11.34	10.30	10.17
Total Risk-Based Capital Ratio	14.40	14.93	17.50	17.07	16.98
Asset Quality Ratios:					
Allowance for Credit Losses to Gross Loans	1.18%	0.85%	0.80%	0.94%	1.14%
Non-accrual and Past Due Loans to Gross Loans	1.26%	0.38%	0.43%	0.03%	0.10%
Allowance for Credit Losses to Non- Accrual and Past Due Loans	117.61%	224.42%	188.27%	3,116.95%	1,164.55%
Net Loan Charge-offs (Recoveries) to Average Loans	0.37%	0.33%	0.14%	0.23%	0.09%

(1) Presented on a tax-equivalent basis

Annual Letter to Stockholders

Dear Stockholder:

The 2009 year in banking was a continuation of the prior year's uncertain economic conditions. The economy experienced rising unemployment, decreasing real estate values, and eroding consumer confidence. Then add to that mix complex financial regulations, rising F.D.I.C. premiums and additional funding to loan loss reserves due to the real estate market. In summary it was a challenging year to manage a financial institution. Despite the economic environment, we are pleased that Glen Burnie Bancorp increased profit from the prior year and maintained the regular dividend payments to the shareholders.

Glen Burnie Bancorp had several important accomplishments during 2009. The South Crain Office was relocated to the New Cut Office (New Cut Road and Stevenson Road); 305,083 Bancorp shares valued at $2,835,709 were repurchased; and the Bank continued to be well capitalized without the need for funding from the Treasury's Asset Relief Program, also known as TARP funds. The company continued to be an active lender in meeting the community's needs.

Glen Burnie Bancorp looks forward to serving you this year as we are committed to meeting the needs of our community, customers, and stockholders with the efforts of our well trained employees.

Sincerely,







John E. Demyan
Chairman

F. William Kuethe, Jr.
President Emeritus

Michael G. Livingston
President & Chief Executive Officer



John E. Demyan
Chairman



Michael G. Livingston
President & Chief Executive Officer

2009 Performance Highlights:



- *6.28% growth in total assets without TARP money*
- *9.12% growth in deposits*
- *212.52% growth in net income*

Glen Burnie Bancorp

Executive Officers

John E. Demyan
Chairman

F. William Kuethe, Jr.
President Emeritus

Michael G. Livingston
President & Chief Executive Officer

Frederick W. Kuethe, III
Vice President

John E. Porter
Treasurer

Barbara J. Elswick
Secretary

Directors

John E. Demyan
Real Estate Investor

Shirley E. Boyer
Real Estate Investor

Thomas Clocker
Local Businessman

Norman E. Harrison, Jr., CPA
Founding Partner – Harrison & Company, LLC

F. William Kuethe, Jr.
President Emeritus - The Bank of Glen Burnie®

Frederick W. Kuethe, III
Aerospace Software Engineer – Northrop Grumman, Inc.

Michael G. Livingston
President and Chief Executive Officer - The Bank of Glen Burnie®

Charles F. (Derick) Lynch, Jr.
President – The General Ship Repair Corporation

Edward L. Maddox
Financial Service Consultant

William N. Scherer, Sr.
Attorney

Karen B. Thorwarth
Insurance Agent

Mary Lipin Wilcox
Teacher – Anne Arundel County School



Transfer Agent

Registrar and Transfer Company
Stockholder Relations Department
10 Commerce Drive
Cranford, NJ 07016-3572
1-800-368-5948

Brokers

Robert D. Petty, Senior Vice President
Morgan Stanley Smith Barney
125 West Street, Suite 201
Annapolis, MD 21401-2800
410-269-4700 • 410-267-7236 (fax)
Robert.d.petty@mssb.com

James S. Gibbons, Vice President Financial Consultant
RBC Wealth Management
888 Bestgate Road, Suite 402
Annapolis, MD 21401
410-972-2410 • 410-268-6729 (fax)
James.s.gibbons@rbc.com

Hammett W. Hough, Vice President
Scott & Stringfellow, Inc.
201 North Union Street, Suite 240
Alexandria, VA 22314
888-250-7212 • 703-836-9759 (fax)
hhough@scottstringfellow.com

The Bank of Glen Burnie

Executive Management

John E. Demyan
Chairman

F. William Kuethe, Jr.
President Emeritus

Michael G. Livingston
President & CEO

John E. Porter
Senior Vice President & Chief Financial Officer

Senior Officers

Barbara J. Elswick
Senior Vice President & Chief Lending Officer

Joyce A. Ohmer
Senior Vice President of Branch Administration, BSA Officer

Rudolph S. Brown, Jr.
Vice President (Consumer Lending)

Michael C. Schutt
Vice President (Commercial Lending)

Michelle R. Stambaugh
Vice President (Human Resources)

Richard R. Sutton
Vice President (Commercial Lending)

Paul V. Trice, Jr.
Vice President (Audit)

Moses Williams, Jr.
Vice President (Collections)

Officers

Yvonne M. Atkinson
Assistant Vice President (Marketing) (Community Reinvestment Act)

Diane M. Campbell
Assistant Vice President (Glen Burnie)

Joyce M. Cleveland
Assistant Vice President (Riviera Beach)

Darren S. Elswick
Assistant Vice President (Information Systems)

Kristin C. Elswick
Assistant Vice President (Deposit Processing)

Melissa Leonescu
Assistant Vice President (Credit)

Patricia A. Miller
Assistant Vice President (Odenton)

Linden B. Monaghan
Assistant Vice President (Severna Park)

Patricia S. Murchake
Assistant Vice President (Severn)

Charles F. Pumphrey
Data Processing Officer

Deborah S. Rubbico
Assistant Vice President (Audit)

Roxanne Stroud
Assistant Vice President (Loan Operations)

Denise M. Sutton
Assistant Vice President (Linthicum)

Pamela A. Thompson
Assistant Treasurer (Finance)

Donna K. Walsh
Assistant Vice President (Crownsville)

Joanne L. Walter
Assistant Vice President (Mortgages)

Deborah J. Youngbar
Assistant Vice President (New Cut)

January 31, 2010



"Your Own Local Bank"

Mission Statement

The Bank of Glen Burnie® is a safe, sound, community-oriented bank committed to excellence in satisfying the needs of our customers, shareholders and employees.

2009

Financials



Glen Burnie Bancorp and Subsidiaries
Consolidated Financial Statements
December 31, 2009

MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Common Stock is traded on the NASDAQ Capital Market under the symbol "GLBZ". As of February 23, 2009, there were 436 record holders of the Common Stock. The closing price for the Common Stock on that date was $9.70. A 20% stock dividend had been declared for stockholders of record on January 12, 2008, payable January 18, 2008.

The following table sets forth the high and low sales prices for the Common Stock for each full quarterly period during 2009 and 2008 as reported by NASDAQ. The quotations represent prices between dealers and do not reflect the retailer markups, markdowns or commissions, and may not represent actual transactions. Also shown are dividends declared per share for these periods.

		2009			2008	
Quarter Ended	High	Low	Dividends	High	Low	Dividends
March 31,	$10.96	$8.41	$0.10	$14.12	$10.25	$0.10
June 30,	9.40	7.80	0.10	12.95	11.00	0.10
September 30	9.25	7.70	0.10	12.00	8.90	0.10
December 31	9.76	8.09	0.10	10.94	8.54	0.15

A regular dividend of $0.10 was declared for stockholders' of record on December 29, 2009, payable on January 6, 2010.

The Company intends to pay dividends approximating forty percent (40%) of its profits for each quarter. However, dividends remain subject to declaration by the Board of Directors in its sole discretion and there can be no assurance that the Company will be legally or financially able to make such payments. Payment of dividends may be limited by federal and state regulations which impose general restrictions on a bank's and bank holding company's right to pay dividends (or to make loans or advances to affiliates which could be used to pay dividends). Generally, dividend payments are prohibited unless a bank or bank holding company has sufficient net (or retained) earnings and capital as determined by its regulators. See "Item 1. Business - Supervision and Regulation - Regulation of the Company - Dividends and Distributions" and "Item 1. Business -- Supervision and Regulation - Regulation of the Bank - Dividend Limitations." The Company does not believe that those restrictions will materially limit its ability to pay dividends.

Performance Graph

The following graph compares the cumulative total return on the Common Stock during the five years ended December 31, 2009 with that of a broad market index (Nasdaq Composite), and a peer group consisting of publicly traded Maryland, Virginia and District of Columbia commercial banks with total assets between $200 million and $500 million ("Peer Group"). The Peer Group is comprised of Pinnacle Bankshares Corp., Bank of the James Financial Group, Inc., Botetourt Bankshares, Inc., Bay Banks of VA., Inc., Citizens Bancorp of Virginia, Old Line Bankshares, Inc., Patapsco Bancorp Inc., Frederick County Bancorp Inc., Central Virginia Bankshares, Inc., Bay National Corp., Annapolis Bancorp, Inc., Calvin B. Taylor Bankshares Inc., and Carrollton Bancorp. A significant number of the banks we used in the Peer Group in prior years no longer qualified for the criteria which would afford a reasonable comparison to the Company and, accordingly, a new Peer Group was developed. The graph assumes $100 was invested on December 31, 2004 in the Common Stock and in each of the indices and assumes reinvestment of dividends. The following information shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates it by reference into a later filing with the SEC.

Comparison of 5 Year Cumulative Total Return

Assumes Initial Investment of $100
December 2009



Total Return Analysis

	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009
Glen Burnie Bancorp	$ 100.00	$ 91.06	$ 89.12	$ 83.66	$ 73.68	$ 64.92
Peer Group	$ 100.00	$ 99.12	$ 103.87	$ 85.27	$ 56.78	$ 51.09
Nasdaq Composite	$ 100.00	$ 102.12	$ 112.73	$ 124.73	$ 74.87	$ 108.83

Source: Zacks Investment Research.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

When used in this discussion and elsewhere in this Annual Report on Form 10-K, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "intends", "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and readers are advised that various factors, including regional and national economic conditions, unfavorable judicial decisions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected. The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Overview

During 2009, net interest income before provision for credit losses increased to $12,101,787 from $11,922,003 in 2008, a 1.51% increase. Total interest income increased from $18,176,036 in 2008 to $18,644,297 in 2009, a 2.58% increase. Interest expense for 2009 totaled $6,542,510, a 4.61% increase from $6,254,033 in 2008. Net income in 2009 was $1,262,462 compared to $403,962 in 2008. The increase in net income was primarily due to a write-down of $2,816,000 taken in 2008 on investments in three series of preferred stock issued by Federal National Mortgage Association (Fannie Mae) and Federal Home Loan Mortgage Corporation (Freddie Mac) held by the Company as a result of the appointment of the Federal Housing Finance Agency as conservator over Fannie Mae and Freddie Mac. In 2009, the Company recorded a provision for loan losses of $2,442,976, an increase from the $1,145,649 provision made in 2008. In addition, the FDIC assessment for 2009 was $549,716, an increase from the 2008 assessment of $35,544.

The Bank and, as a result, the Company, have not been immune to the impact of the continuing economic downturn in the United States in 2009. While, due to conservative lending decisions, the Bank has no exposure to the credit issues affecting the sub-prime residential mortgage market, the economic slowdown resulted in the necessity of our increasing our reserve for loan losses in 2009, as noted above, primarily due to valuation issues in our commercial mortgage portfolio and continuing delinquency in our indirect automobile portfolio combined with adjustments we made to the risk factors in our calculation of required loan loss reserves. Despite the sharp economic downturn and these events, which have negatively affected our industry, we realized net income of $1,262,462 for 2009, remained well capitalized and did not need to apply for any funding from the U.S. Department of Treasury's Troubled Asset Relief Program (TARP). In 2009, the Bank's loan portfolio remained stable with net charge-offs of $892,000 for the year.

All per share amounts throughout this report have been adjusted to give retroactive effect to a 20% stock dividend paid on January 23, 2006 and to a 20% stock dividend paid on January 18, 2008.

Comparison of Results of Operations for the Years Ended December 31, 2009, 2008 and 2007

General. For the year ended December 31, 2009, the Company reported consolidated net income of $1,262,462 ($0.46 basic and diluted earnings per share) compared to consolidated net income of $403,962 ($0.14 basic and diluted earnings per share) for the year ended December 31, 2008 and consolidated net income of $2,782,141 ($0.93 basic and diluted earnings per share) for the year ended December 31, 2007. The increase in 2009 consolidated net income was due to the write down on Fannie Mae and Freddie Mac preferred stock in 2008, offset by the increase in the provision for loan losses, the increased FDIC insurance premium assessment, and an increase in deposit and long term borrowings expense in 2009. The decrease in 2008 consolidated net income was due to the write down on Fannie Mae and Freddie Mac preferred stock and the increase in the provision for loan losses.

Net Interest Income. The primary component of the Company's net income is its net interest income, which is the difference between income earned on assets and interest paid on the deposits and borrowings used to fund income producing assets. Net interest income is determined by the spread between the yields earned on the Company's interest-earning assets and the rates paid on interest-bearing liabilities as well as the relative amounts of such assets and liabilities. Net interest income, divided by average interest-earning assets, represents the Company's net interest margin.

Net interest income is affected by the mix of loans in the Bank's loan portfolio. Currently a majority of the Bank's loans are residential and commercial mortgage loans secured by real estate and indirect automobile loans secured by automobiles.

In 2009, the Bank continued its strategy of reducing its portfolio of above market rate savings products and continued to direct its efforts to increase higher yielding commercial loans. This strategy produced significant increases in the Bank's commercial loan portfolio. Because mortgage lending decisions are based on conservative lending policies the Company has no exposure to the credit issues affecting the sub-prime residential mortgage market. At the same time, we have reduced our exposure to lower yielding indirect automobile loans.

Consolidated net interest income for the year ended December 31, 2009 was $12,101,787 compared to $11,922,003 for the year ended December 31, 2008 and $11,866,208 for the year ended December 31, 2007. The $179,784 increase for the most recent year was primarily due to an increase in loan income partially offset by a decrease in interest income on securities and increases in interest expense on deposits and long-term borrowings. The $55,795 increase for 2008 compared to 2007 was primarily due to an increase in loan income partially offset by decreases in interest income on securities and increases in interest expense on long term borrowings. The interest income, net of tax, for 2009 was $12,807,059, a $212,720 or 1.69% increase from the after tax net interest income for 2008, which was $12,594,339, a $28,869 or 0.23% decrease from the $12,623,208 after tax net interest income for 2007.

Interest expense increased from $6,254,033 in 2008 to $6,542,510 in 2009, a $288,477 or a 4.62% increase, primarily due to a full year of interest expense on the long-term borrowings and an increase in deposit expense. Interest expense increased from $5,971,048 in 2007 to $6,254,033 in 2008, a $282,985 or a 4.74% increase, primarily due to increased borrowings used to fund the outflow from maturing higher rate 15-month certificates of deposit and IRAs and to fund loan growth. Net interest margin for the year ended December 31, 2009 was 4.29% compared to 4.31% and 4.39% for the years ended December 31, 2008 and 2007, respectively.

The following table allocates changes in income and expense attributable to the Company's interest-earning assets and interest-bearing liabilities for the periods indicated between changes due to changes in rate and changes in volume. Changes due to rate/volume are allocated to changes due to volume.

	Year Ended December 31,					
	2009	VS.	2008	2008	VS.	2007
		Change Due To:			Change Due To:	
	Increase/ Decrease	Rate	Volume	Increase/ Decrease	Rate	Volume
	(In Thousands)					
ASSETS:						
Interest-earning assets:						
Federal funds sold	$ 7	$ (44)	$ 51	$ (134)	$ (18)	$ (116)
Interest-bearing deposits	(115)	(229)	114	31	(207)	238
Investment securities:						
U.S. Treasury securities, obligations of U.S. government agencies and mortgage-backed securities	(109)	(404)	295	(591)	7	(598)
Obligations of states and political subdivisions(1)	(121)	68	(189)	(75)	43	(118)
All other investment securities	(4)	(1)	(3)	(58)	1	(59)
Total investment securities	(234)	(337)	103	(724)	51	(775)
Loans, net of unearned income:						
Demand, time and lease	9	(122)	131	(58)	(179)	121
Mortgage and construction	995	(436)	1,431	1,749	152	1,597
Installment and credit card	(212)	54	(266)	(183)	253	(436)
Total gross loans(2)	792	(504)	1,296	1,508	226	1,282
Allowance for credit losses	-	-	-	-	-	-
Total net loans	792	(504)	1,296	1,508	226	1,282
Total interest-earning assets	$ 450	$ (1,114)	$ 1,564	$ 681	$ 52	$ 629
LIABILITIES:						
Interest-bearing deposits:						
Savings and NOW	$ (22)	$ (23)	$ 1	$ (79)	$ (69)	$ (10)
Money market	(5)	(8)	3	(41)	(27)	(14)
Other time deposits	184	(958)	1,142	76	(209)	285
Total interest-bearing deposits	157	(989)	1,146	(44)	(305)	261
Non-interest-bearing deposits	-	-	-	-	-	-
Borrowed funds	130	(147)	277	328	(577)	905
Total interest-bearing liabilities	$ 287	$ (1,136)	$ 1,423	$ 284	$ (882)	$ 1,166

(1) Tax equivalent basis.
(2) Non-accrual loans included in average balances.

The following table provides information for the designated periods with respect to the average balances, income and expense and annualized yields and costs associated with various categories of interest-earning assets and interest-bearing liabilities.

	Year Ended December 31,								
	2009			2008			2007		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
	(Dollars In Thousands)								
ASSETS:									
Interest-earning assets:									
Federal funds sold	$ 4,843	$ 12	0.26%	$ 433	$ 5	1.15%	$ 2,665	$ 139	5.22%
Interest-bearing deposits	12,337	15	0.12	6,560	130	1.98	1,929	99	5.13
Investment securities:									
U.S. Treasury securities, obligations of U.S. government agencies and mortgage-backed securities	44,367	1,854	4.18	38,532	1,963	5.09	50,392	2,554	5.07
Obligations of states and political subdivisions(1)	29,557	2,013	6.81	32,421	2,134	6.58	34,288	2,209	6.45
All other investment securities	2,138	189	8.84	2,168	193	8.90	2,839	251	8.84
Total investment securities	76,062	4,056	5.33	73,121	4,290	5.87	87,519	5,014	5.73
Loans, net of unearned income:									
Demand, time and lease	8,132	399	4.91	6,082	390	6.41	4,788	448	9.36
Mortgage and construction	173,741	10,770	6.20	151,656	9,775	6.45	126,391	8,026	6.35
Installment and credit card	57,915	4,079	7.04	61,747	4,291	6.95	68,453	4,474	6.54
Total gross loans(2)	239,788	15,248	6.36	219,485	14,456	6.59	199,632	12,948	6.49
Allowance for credit losses	(2,037)			(1,479)			(1,766)		
Total net loans	237,751	15,248	6.41	218,006	14,456	6.63	197,866	12,948	6.54
Total interest-earning assets	330,993	19,331	5.84	298,120	18,881	6.33	289,979	18,200	6.28
Cash and due from banks	4,488			7,891			8,862		
Other assets	16,709			14,740			13,661		
Total assets	352,192			$320,751			$312,502		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest-bearing deposits:									
Savings and NOW	$ 71,124	162	0.23%	$ 69,468	184	0.26%	$ 72,831	263	0.36%
Money market	14,363	57	0.40	13,751	62	0.45	15,918	103	0.65
Other time deposits	137,764	4,718	3.42	110,049	4,534	4.12	103,491	4,458	4.31
Total interest-bearing deposits	223,251	4,937	2.21	193,268	4,780	2.47	192,240	4,824	2.51
Short-term borrowed funds	262	0	0.02	2,209	51	2.31	2,294	119	5.19
Long-term borrowed funds	32,206	1,605	4.98	26,287	1,424	5.42	13,949	1,028	7.37
Total interest-bearing liabilities	255,719	6,542	2.56	221,764	6,255	2.82	208,483	5,971	2.86
Non-interest-bearing deposits	67,572			68,340			73,415		
Other liabilities	2,957			1,806			1,609		
Stockholders' equity	25,944			28,841			28,995		
Total liabilities and equity	$352,192			$320,751			$312,502		
Net interest income		$ 12,789			$ 12,626			$ 12,229	
Net interest spread			3.28%			3.51%			3.42%
Net interest margin			4.29%			4.31%			4.39%

1 Tax equivalent basis. The incremental tax rate applied was (13.45%) for 2009 and (104.7%) for 2008.

2 Non-accrual loans included in average balance.

Provision for Credit Losses. During the year ended December 31, 2009, the Company made a provision of $2,442,976 for credit losses, compared to a provision of $1,145,649 and $50,000 for credit losses for the years ended December 31, 2008 and 2007, respectively. The increase in the provision for credit losses for 2009 was due to net charge offs on installment loans of $711,000 (primarily made up of charge offs on indirect automobile loans of $647,000), adjustments to the risk factors for our loan loss reserve calculation, and due to additional specific reserves on impaired loans, as economic conditions deteriorated. At December 31, 2009, the allowance for credit losses equaled 117.61% of non-accrual and past due loans compared to 224.42% and 188.27% at December 31, 2008 and 2007, respectively. During the year ended December 31, 2009, the Company recorded net charge-offs of $892,000 compared to $728,000 and $285,000 in net charge-offs during the years ended December 31, 2008 and 2007, respectively.

Other Income. Other income includes service charges on deposit accounts, other fees and commissions, net gains on investment securities, and income on Bank owned life insurance (BOLI). Other income increased from $2,050,587 in 2008 to $2,365,249 in 2009, a $314,662, or 15.34% increase. The increase was primarily due to an increase in gains on securities, partially offset by decreases in service charges and other fees and commissions. Other income decreased from $2,157,292 in 2007 to $2,050,587 in 2008, a $106,705, or 4.95% decrease. The decrease was primarily due to a decrease in service charges and other fees and commissions, partially offset by gains on investment securities.

Other Expenses. Other expenses decreased from $13,102,341 in 2008 to $10,994,851 in 2009, a $2,107,490 or 16.08% decrease. This decrease, which consists of non-interest operating expenses, was primarily due to the write-down of one Fannie Mae and two Freddie Mac securities in the amount of $2,816,000 in 2008, offset by increases in salary and employee benefits and FDIC assessments in 2009. Other expenses increased from $10,433,019 in 2007 to $13,102,341 in 2008, a $2,669,322 or 25.59% increase. This increase, which consists of non-interest operating expenses, was primarily due to the write-down of the Fannie Mae and Freddie Mac securities mentioned above. Lesser increases occurred in salaries and wages and occupancy costs, partially offset by decreases in employee benefits and furniture and equipment.

Income Taxes. During the year ended December 31, 2009, the Company recorded an income tax benefit of $233,253, compared to an income tax benefit of $679,362 for the year ended December 31, 2008. This decrease was primarily due to a tax benefit of $1,110,770 from the write-down of $2,816,000 for the Fannie Mae and Freddie Mac securities in 2008. In addition to this, the amount of tax exempt income on municipal securities decreased and there was a larger amount contributed to provision for credit losses in 2009. During the year ended December 31, 2008, the Company recorded an income tax benefit of $679,362, compared to an income tax expense of $758,340 for the year ended December 31, 2007. This difference was primarily due to a tax benefit of $1,110,770 from the write-down of $2,816,000 for the Fannie Mae and Freddie Mac securities. In addition, in 2008 the amount of tax exempt income on municipal securities decreased and a larger amount was contributed to provision for credit losses.

Comparison of Financial Condition at December 31, 2009, 2008 and 2007

The Company's total assets increased to $353,396,697 at December 31, 2009 from $332,502,215 at December 31, 2008. The Company's total assets increased to $332,502,215 at December 31, 2008 from $307,273,868 at December 31, 2007.

The Company's net loan portfolio increased to $235,882,862 at December 31, 2009 compared to $235,132,621 at December 31, 2008 and $199,753,132 at December 31, 2007. The increase in the loan portfolio during the 2009 period is primarily due to an increase in commercial mortgages, purchase money mortgages, refinances, home equity and demand commercial secured loans. They were partially offset by a decline in indirect automobile loans and mortgage participations purchased besides a larger provision for credit losses. The increase in the loan portfolio during the 2008 period is primarily due to an increase in refinanced mortgage loans, commercial and residential construction loans, demand commercial secured loans and mortgage participations purchased. These were partially offset by a decline in indirect automobile loans and additional mortgage participations sold.

During 2009, the Company's total investment securities portfolio (including both investment securities available for sale and investment securities held to maturity) totaled $84,462,605, a $26,513,960 or 45.75%, increase from $57,948,645 at December 31, 2008. This increase is primarily attributable to a increase in mortgage backed securities and Government Agency collateralized mortgage obligations (CMO) partially offset by a decrease in U.S. Government Agencies and non-Maryland municipal securities. During 2008, the Company's total investment securities portfolio (including both investment securities available for sale and investment securities held to maturity) totaled $57,948,645, a $19,917,368 or 25.58%, decrease from $77,866,013 at December 31, 2007. This decrease is primarily attributable to a decrease in mortgage backed securities.

Deposits as of December 31, 2009 totaled $294,357,837, an increase of $24,590,239, or 9.12%, from the $269,767,598 total as of December 31, 2008. Deposits as of December 31, 2008 totaled $269,767,598, an increase of $16,850,832, or 6.66%, from the $252,916,766 total as of December 31, 2007. Demand deposits as of December 31, 2009 totaled $67,807,699, a $4,268,940, or 6.72%, increase from $63,538,759 at December 31, 2008. NOW and Super NOW accounts, as of December 31, 2009, increased by $1,273,739, or 6.04% from their 2008 level to $22,353,053. Money market accounts increased by $2,520,056, or 19.74%, from their 2008 level, to total $15,284,223 at December 31, 2009. Savings deposits increased by $2,576,600, or 5.63%, from their 2008 level, to $48,378,319 at December 31, 2009. Time deposits over $100,000 totaled $45,246,086 on December 31, 2009, an increase of $7,602,739, or 20.20% from December 31, 2008. Other time deposits (made up of certificates of deposit less than $100,000 and individual retirement accounts) totaled $95,288,457 on December 31, 2009, a $6,346,539 or 7.14% increase from December 31, 2008.

Total stockholders' equity as of December 31, 2009 decreased by $2,759,130, or 9.89%, from the 2008 period. The decrease was attributed to an increase in accumulated other comprehensive loss, net of tax, and the excess of the cash dividends paid and common stock shares repurchased and retired over the net income for 2009. Total stockholders' equity as of December 31, 2008 decreased by $1,827,902, or 6.15%, from the 2007 period. The decrease was attributed to an increase in accumulated other comprehensive loss, net of tax, and the excess of the cash dividends paid and common stock shares repurchased and retired over the net income for 2008.

Off-Balance Sheet Arrangements

Off-Balance Sheet Arrangements. The Bank is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

Loan commitments and lines of credit are agreements to lend to customers as long as there is no violation of any conditions of the contracts. Loan commitments generally have interest rates fixed at current market amounts, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Many of the loan commitments and lines of credit are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, accounts receivable, inventory, property and equipment, personal residences, income-producing commercial properties, and land under development. Personal guarantees are also obtained to provide added security for certain commitments.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to guarantee the installation of real property improvements and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral and obtains personal guarantees supporting those commitments for which collateral or other securities is deemed necessary.

The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. As of December 31, 2009, the Bank has accrued $200,000 for unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities.

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates or equity pricing. The Company's principal market risk is interest rate risk that arises from its lending, investing and deposit taking activities. The Company's profitability is dependent on the Bank's net interest income. Interest rate risk can significantly affect net interest income to the degree that interest bearing liabilities mature or reprice at different intervals than interest earning assets. The Bank's Asset/Liability and Risk Management Committee oversees the management of interest rate risk. The primary purpose of the committee is to manage the exposure of net interest margins to unexpected changes due to interest rate fluctuations. The Company does not utilize derivative financial or commodity instruments or hedging strategies in its management of interest rate risk. The primary tool used by the committee to monitor interest rate risk is a "gap" report which measures the dollar difference between the amount of interest bearing assets and interest bearing liabilities subject to repricing within a given time period. These efforts affect the loan pricing and deposit rate policies of the Company as well as the asset mix, volume guidelines, and liquidity and capital planning.

The following table sets forth the Bank's interest-rate sensitivity at December 31, 2009.

	0-3 Months	Over 3 To 12 Months	Over 1 Through 5 Years	Over 5 Years	Total
			(Dollars In Thousands)		
Assets:					
Cash and due from banks	$ -	$ -	$ -	$ -	$ 10,742
Federal funds and overnight deposits	692	-	-	-	692
Securities	-	651	1,851	81,961	84,463
Loans	11,508	11,172	86,331	126,872	235,883
Fixed Assets	-	-	-	-	4,121
Other Assets	-	-	-	-	17,496
Total assets	$ 12,200	$ 11,823	$ 88,182	$ 208,833	$ 353,397
Liabilities:					
Demand deposit accounts	$ -	$ -	$ -	$ -	$ 67,808
NOW accounts	22,353	-	-	-	22,353
Money market deposit accounts	15,284	-	-	-	15,284
Savings accounts	48,378	212	-	-	48,500
IRA accounts	5,988	10,969	21,674	819	39,450
Certificates of deposit	25,591	41,374	33,484	422	100,871
Other liabilities	-	-	-	-	28,737
Junior Subordinated Debenture	-	-	-	-	5,155
Stockholders' equity	-	-	-	-	25,149
Total liabilities and Stockholders' equity	$117,594	$ 52,555	$ 55,158	$ 1,241	$ 353,397
GAP	$ (105,396)	$ (40,732)	$ 33,024	$ 207,592	
Cumulative GAP	(105,396)	(146,128)	(113,014)	94,578	
Cumulative GAP as a % of total assets	(29.82%)	(41.35%)	(31.98%)	26.76%	

The foregoing analysis assumes that the Bank's assets and liabilities move with rates at their earliest repricing opportunities based on final maturity. Mortgage backed securities are assumed to mature during the period in which they are estimated to prepay and it is assumed that loans and other securities are not called prior to maturity. Certificates of deposit and IRA accounts are presumed to reprice at maturity. NOW savings accounts are assumed to reprice at within three months although it is the Company's experience that such accounts may be less sensitive to changes in market rates.

In addition to gap analysis, the Bank utilizes a simulation model to quantify the effect a hypothetical immediate plus or minus 200 basis point change in rates would have on net interest income and the economic value of equity. The model takes into consideration the effect of call features of investments as well as prepayments of loans in periods of declining rates. When actual changes in interest rates occur, the changes in interest earning assets and interest bearing liabilities may differ from the assumptions used in the model and, in the Bank's experience, the changes historically realized have been narrower than those projected by the model. However, the Bank believes that the model is a prudent forecasting tool. As of December 31, 2009, the model produced the following sensitivity profile for net interest income and the economic value of equity.

	Immediate Change in Rates			
	-200 Basis Points	**-100 Basis Points**	**+100 Basis Points**	**+200 Basis Points**
% Change in Net Interest Income	-4.9%	-3.1%	0.6%	-1.6%
% Change in Economic Value of Equity	-16.1%	-8.2%	0.4%	-11.4%

Liquidity and Capital Resources

The Company currently has no business other than that of the Bank and does not currently have any material funding commitments. The Company's principal sources of liquidity are cash on hand and dividends received from the Bank. The Bank is subject to various regulatory restrictions on the payment of dividends.

The Bank's principal sources of funds for investments and operations are net income, deposits from its primary market area, principal and interest payments on loans, interest received on investment securities and proceeds from maturing investment securities. Its principal funding commitments are for the origination or purchase of loans and the payment of maturing deposits. Deposits are considered the primary source of funds supporting the Bank's lending and investment activities. The Bank also uses borrowings from the FHLB of Atlanta to supplement deposits, residential and small business lending, and to meet specific and anticipated needs.

The Bank's most liquid assets are cash and cash equivalents, which are cash on hand, amounts due from financial institutions, federal funds sold and money market mutual funds. The levels of such assets are dependent on the Bank's operating financing and investment activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and anticipated future deposit flows.

Cash and cash equivalents (cash due from banks, interest-bearing deposits in other financial institutions, and federal funds sold), as of December 31, 2009, totaled $11,433,822, a decrease of $9,804,081 or 46.17%, from the December 31, 2008 total of $21,237,903. This decrease was due to federal funds sold and interest-bearing deposits in FHLB.

As of December 31, 2009, the Bank was permitted to draw on a $70.85 million line of credit from the FHLB of Atlanta. Borrowings under the line are secured by a floating lien on the Bank's residential mortgage loans and its portfolio of U.S. Government and agency securities. As of December 31, 2009, a $7 million long-term convertible advance was outstanding under this line. There was also a $10 million convertible advance (callable monthly and with a final maturity of November 1, 2017.) There was a $5 million convertible advance settled July 21, 2008 with a final maturity of July 23, 2018. This advance has a 2.73% rate of interest and was callable quarterly, starting July 23, 2009. There was a $5 million convertible advance taken out August 22, 2008 which has a final maturity of August 22, 2018. This advance has a 3.344% rate of interest and is callable quarterly, starting August 22, 2011. In addition the Bank has unsecured lines of credit totaling $9 million from a commercial bank on which there is no outstanding balances at December 31, 2009. Furthermore, on September 7, 2000, the Company issued $5,155,000 of its 10.6% Junior Subordinated Deferrable Interest Debentures to Glen Burnie Statutory Trust I, a Connecticut statutory trust wholly owned by the Company. The Trust, in turn, issued $5,000,000 of its 10.6% capital securities to institutional investors. The debentures are scheduled to mature on September 7, 2030, unless called by the Company not earlier than September 7, 2010. As of December 31, 2009, the full $5,155,000 was outstanding.

Federal banking regulations require the Company and the Bank to maintain specified levels of capital. At December 31, 2009, the Company was in compliance with these requirements with a leverage ratio of 8.68%, a Tier 1 risk-based capital ratio of 13.23% and total risk-based capital ratio of 14.49%. At December 31, 2009, the Bank met the criteria for designation as a well capitalized depository institution under FDIC regulations.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all of the Company's assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Critical Accounting Policies

The Company's accounting policies are more fully described in Note 1 of the Notes to the Consolidated Financial Statements, starting on page F-8 and are essential to understanding Management's Discussion and Analysis of Financial Condition and Results of Operations. As discussed there, the preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, the determination of estimates requires the exercise of judgment. Management has used the best information available to make the estimations necessary to value the related assets and liabilities based on historical experience and on various assumptions which are believed to be reasonable under the circumstances. Actual results could differ from those estimates, and such differences may be material to the financial statements. The Company reevaluates these variables as facts and circumstances change. Historically, actual results have not differed significantly from the Company's estimates. The following is a summary of the more judgmental accounting estimates and principles involved in the preparation of the Company's financial statements, including the identification of the variables most important in the estimation process:

Allowance for Credit Losses. The Bank's allowance for credit losses is determined based upon estimates that can and do change when the actual events occur, including historical losses as an indicator of future losses, fair market value of collateral, and various general or industry or geographic specific economic events. The use of these estimates and values is inherently subjective and the actual losses could be greater or less than the estimates. For further information regarding our allowance for credit losses, see "Allowance for Credit Losses" under Item 1- "Business" of this Annual Report.

Accrued Taxes. Management estimates income tax expense based on the amount it expects to owe various tax authorities. Income taxes are discussed in more detail in Note 10 to the consolidated financial statements. Accrued taxes represent the net estimated amount due or to be received from taxing authorities. In estimating accrued taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions taking into account statutory, judicial and regulatory guidance in the context of the Company's tax position.

Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-01, Topic 105 Generally Accepted Accounting Principles - Amendments Based on Statement of Financial Accounting Standards No. 168 - The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles. Under this ASU, The FASB Accounting Standards Codification (Codification) became the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. For SEC registrants, rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP. On September 15, 2009, the effective date of this ASU, the Codification superseded all then-existing non-SEC accounting and reporting standards unless a particular accounting or reporting standard was specifically grandfathered into the Codification as authoritative GAAP. All other non-grandfathered non-SEC accounting literature not included in the Codification is no longer authoritative. In the FASB's view, the issuance of this ASU and the Codification does not change GAAP (except in limited instances not applicable to public nongovernmental entities). The adoption of ASU 2009-01, formerly FASB Statement No. 168, did not have a material impact on the Company's consolidated financial statements.

On January 12, 2009, the FASB amended Topic 820, Fair Value Measurement and Disclosures, of the Codification to reduce complexity and achieve more consistent determinations as to whether other-than-temporary impairments of available for sale or held to maturity debt securities have occurred. The ASU was effective for interim and annual reporting periods ending after December 15, 2008. The adoption of this ASU did not have an impact on the Company's consolidated financial statements. This ASU was formerly FASB Staff Position (FSP) EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20.

In April 2009, the FASB issued three amendments to provide additional guidance and disclosures regarding fair value measurements and impairments of securities. These three amendments were effective for interim and annual periods ending after June 15, 2009. The adoption of these amendments did not have a material impact on the Company's consolidated financial statements. These amendments were formerly:

> FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which provides guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased. This amendment is included in Accounting Standards Codification (ASC) 820-10-35.
>
> FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairment, which provides guidance for impaired debt securities to make the guidance more operational and improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in financial statements. This amendment is included in ASC 320-10-25.
>
> FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, which requires disclosure about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This amendment is included in ASC 825-10-50.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which established general standards of and accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This FASB Statement was effective for interim and annual periods ending after June 15, 2009. The Company has complied with the requirements of FASB 165. This amendment is included in ASC 855-10-50 and 55.

In June 2009, the FASB issued FASB Statement No. 166, Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140 to improve the reporting for the transfer of financial assets resulting from (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which are not consistent with the original intent and key requirements of that Statement, and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This Statement must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company will review the requirements of FASB No. 166 and comply with its requirements. The Company does not expect that the adoption of this Statement will have a material impact on the Company's consolidated financial statements. This amendment is included in ASC 860-10.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, Amendments to FASB Interpretation No. 46(R), to amend certain requirements of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. The Statement is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company will review the requirements of FASB No. 167 and comply with its requirements. The Company does not expect that the adoption of this Statement will have a material impact on the Company's consolidated financial statements. This amendment is included in ASC 942-810.

In August 2009 the FASB amended Topic 820 – Fair Value Measurements and Disclosures by issuance of ASU No. 2009-05. The update addresses measuring liabilities at fair value. The update provides clarification that in circumstances in which a quoted price is an active market for the identical liability is not available, other specified techniques may be used to measure fair value. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06- Fair Value Measurements and Disclosures amending Topic 820. The ASU provides for additional disclosures of transfers between assets and liabilities valued under Level 1 and 2 inputs as well as additional disclosures regarding those assets and liabilities valued under Level 3 inputs. The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009 except for those provisions addressing Level 3 fair value measurements which provisions are effective for fiscal years, and periods therein, beginning after December 15, 2010.

2009

Glen Burnie Bancorp and Subsidiaries
Consolidated Financial Report

Decembeer 31, 2009





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Glen Burnie Bancorp and Subsidiaries
Glen Burnie, Maryland

We have audited the accompanying consolidated balance sheets of Glen Burnie Bancorp and subsidiaries as of December 31, 2009, 2008, and 2007, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years then ended. Glen Burnie Bancorp and subsidiaries' management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Glen Burnie Bancorp and subsidiaries as of December 31, 2009, 2008, and 2007, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

TGM Group LLC

Salisbury, Maryland
March 12, 2010

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574 | FAX 410-742-6855
www.tgmgroupllc.com

Glen Burnie Bancorp and Subsidiaries

Consolidated Balance Sheets

December 31,	2009	2008	2007
Assets			
Cash and due from banks	$ 6,993,811	$ 6,960,377	$ 8,220,582
Interest-bearing deposits in other financial institutions	3,748,387	7,883,816	5,847,562
Federal funds sold	691,624	6,393,710	726,916
Cash and cash equivalents	11,433,822	21,237,903	14,795,060
Investment securities available for sale, at fair value	84,462,605	57,948,645	77,182,181
Investment securities held to maturity (fair value 2007 $726,193)	-	-	683,832
Federal Home Loan Bank stock, at cost	1,858,300	1,767,600	1,381,900
Maryland Financial Bank stock, at cost	100,000	100,000	100,000
Common stock in the Glen Burnie Statutory Trust I	155,000	155,000	155,000
Ground rents, at cost	184,900	184,900	202,900
Loans, less allowance for credit losses **2009 $3,572,528;** 2008 $2,021,690; 2007 $1,604,491;	235,882,862	235,132,621	199,753,132
Premises and equipment, at cost, less accumulated depreciation	4,120,597	3,099,448	3,087,908
Accrued interest receivable on loans and investment securities	1,626,792	1,680,392	1,508,640
Deferred income tax benefits	3,129,435	2,286,483	453,512
Other real estate owned	25,000	550,000	50,000
Cash value of life insurance	7,702,656	7,434,573	7,161,403
Other assets	2,714,728	924,650	758,400
Total assets	$ 353,396,697	$ 332,502,215	$ 307,273,868
Liabilities and Stockholders' Equity			
Liabilities:			
Deposits:			
Noninterest-bearing	$ 67,807,699	$ 63,538,759	$ 68,760,373
Interest-bearing	226,550,138	206,228,839	184,156,393
Total deposits	294,357,837	269,767,598	252,916,766
Short-term borrowings	81,290	629,855	502,529
Long-term borrowings	27,033,711	27,071,712	17,107,135
Junior subordinated debentures owed to unconsolidated subsidiary trust	5,155,000	5,155,000	5,155,000
Dividends payable	230,285	385,794	385,010
Accrued interest payable on deposits	112,599	139,579	134,274
Accrued interest payable on junior subordinated debentures	171,518	171,518	171,518
Other liabilities	1,105,335	1,272,907	1,165,482
Total liabilities	328,247,575	304,593,963	277,537,714
Commitments and contingencies			
Stockholders' equity:			
Common stock, par value $1, authorized 15,000,000 shares; issued and outstanding **2009 2,683,015** shares; 2008 2,967,727 shares; 2007 2,484,465 shares;	2,683,015	2,967,727	2,498,465
Surplus	9,190,911	11,568,241	11,921,129
Retained earnings	14,311,508	14,129,637	15,750,156
Accumulated other comprehensive loss, net of tax	(1,036,312)	(757,353)	(433,596)
Total stockholders' equity	25,149,122	27,908,252	29,736,154
Total liabilities and stockholders' equity	$ 353,396,697	$ 332,502,215	$ 307,273,868

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Income

Years Ended December 31,	**2009**	2008	2007
Interest income on:			
Loans, including fees	**$ 15,248,717**	$ 14,456,017	$ 13,326,693
U.S. Government agency securities	**1,854,201**	1,962,553	2,553,527
State and municipal securities	**1,308,116**	1,410,676	1,451,540
Corporate trust preferred securities	**189,012**	192,749	250,526
Federal funds sold	**12,428**	5,034	139,075
Other	**31,823**	149,007	115,895
Total interest income	**18,644,297**	18,176,036	17,837,256
Interest expense on:			
Deposits	**4,937,282**	4,780,185	4,824,425
Short-term borrowings	**49**	50,567	119,101
Long-term borrowings	**1,058,749**	877,101	481,092
Junior subordinated debentures	**546,430**	546,180	546,430
Total interest expense	**6,542,510**	6,254,033	5,971,048
Net interest income	**12,101,787**	11,922,003	11,866,208
Provision for credit losses	**2,442,976**	1,145,649	50,000
Net interest income after provision for credit losses	**9,658,811**	10,776,354	11,816,208
Other income:			
Service charges on deposit accounts	**693,725**	737,070	814,392
Other fees and commissions	**817,559**	849,417	953,873
Gains on investment securities, net	**585,882**	190,930	120,079
Income on life insurance	**268,083**	273,170	268,948
Total other income	**2,365,249**	2,050,587	2,157,292
Other expenses:			
Salaries and wages	**4,792,480**	4,694,461	4,623,067
Employee benefits	**1,503,848**	1,525,023	1,702,535
Occupancy	**871,081**	903,976	886,345
Furniture and equipment	**761,462**	754,191	844,147
Impairment loss on investment securities	**76,779**	2,816,000	-
Other expenses	**2,989,201**	2,408,690	2,376,925
Total other expenses	**10,994,851**	13,102,341	10,433,019
Income (loss) before income taxes (benefits)	**1,029,209**	(275,400)	3,540,481
Federal and state income taxes (benefits)	**(233,253)**	(679,362)	758,340
Net income	**$ 1,262,462**	$ 403,962	$ 2,782,141
Basic and diluted earnings per share of common stock	**$ 0.46**	$ 0.14	$ 0.93

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31,	**2009**	2008	2007
Net income	**$ 1,262,462**	$ 403,962	$ 2,782,141
Other comprehensive loss, net of tax			
Unrealized holding gains (losses) arising during the period (net of deferred taxes (benefits) **2009 $18,260**; 2008 ($1,264,081); 2007 ($23,422))	**27,648**	(1,913,998)	(37,231)
Reclassification adjustment for impairment loss included in net income (net of deferred tax benefits **2009 $30,539; 2008 $1,110,771**)	**46,240**	1,705,229	-
Reclassification adjustment for gains included in net income (net of deferred taxes **2009 $233,034**; 2008 $75,942; 2007 $50,237)	**(352,847)**	(114,988)	(79,842)
Total other comprehensive loss	**(278,959)**	(323,757)	(117,073)
Comprehensive income	**$ 983,503**	$ 80,205	$ 2,665,068

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2009, 2008, and 2007

	Common Stock Shares	Common Stock Par Value	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balances, December 31, 2006	2,484,633	$ 2,484,633	$ 11,719,907	$ 14,312,496	$ (316,523)	$ 28,200,513
Net income	-	-	-	2,782,141	-	2,782,141
Cash dividends, $.45 per share	-	-	-	(1,344,481)	-	(1,344,481)
Dividends reinvested under dividend reinvestment plan	12,791	12,791	187,668	-	-	200,459
Shares issued under employee stock purchase plan	1,041	1,041	13,554	-	-	14,595
Other comprehensive loss, net of tax	-	-	-	-	(117,073)	(117,073)
Balances, December 31, 2007	2,498,465	2,498,465	11,921,129	15,750,156	(433,596)	29,736,154
Net income	-	-	-	403,962	-	403,962
Cummulative effect of adoption of EITF 06-04	-	-	-	(179,794)	-	(179,794)
Shares repurchased and retired	(50,300)	(50,300)	(526,939)	-	-	(577,239)
Cash dividends, $.45 per share	-	-	-	(1,345,128)	-	(1,345,128)
Dividends reinvested under dividend reinvestment plan	20,003	20,003	174,051	-	-	194,054
Stock split effected in form of 20% stock dividend	499,559	499,559	-	(499,559)	-	-
Other comprehensive loss, net of tax	-	-	-	-	(323,757)	(323,757)
Balances, December 31, 2008	**2,967,727**	**2,967,727**	**11,568,241**	**14,129,637**	**(757,353)**	**27,908,252**
Net income	**-**	**-**	**-**	**1,262,462**	**-**	**1,262,462**
Shares repurchased and retired	**(305,083)**	**(305,083)**	**(2,530,626)**	**-**	**-**	**(2,835,709)**
Cash dividends, $.45 per share	**-**	**-**	**-**	**(1,080,591)**	**-**	**(1,080,591)**
Dividends reinvested under dividend reinvestment plan	**20,371**	**20,371**	**153,296**	**-**	**-**	**173,667**
Other comprehensive loss, net of tax	**-**	**-**	**-**	**-**	**(278,959)**	**(278,959)**
Balances, December 31, 2009	**2,683,015**	**$ 2,683,015**	**$ 9,190,911**	**$ 14,311,508**	**$ (1,036,312)**	**$ 25,149,122**

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31,	**2009**	2008	2007
Cash flows from operating activities:			
Net income	**$ 1,262,462**	$ 403,962	$ 2,782,141
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation, amortization, and accretion	**652,780**	421,229	496,172
Provision for credit losses	**2,442,976**	1,145,649	50,000
Deferred income (benefits) taxes, net	**(658,719)**	(1,605,603)	(87,720)
Gains on disposals of assets, net	**(569,428)**	(173,393)	(119,652)
Impairment losses on investment securities	**76,779**	2,816,000	-
Income on investment in life insurance	**(268,083)**	(273,170)	(268,948)
Changes in assets and liabilities:			
Decrease (increase) in accrued interest receivable	**53,600**	(171,752)	118,793
(Increase) decrease in other assets	**(1,838,514)**	(118,962)	106,163
(Decrease) increase in accrued interest payable	**(26,980)**	5,305	(11,368)
Decrease in other liabilities	**(167,572)**	(72,369)	(21,890)
Net cash provided by operating activities	**959,301**	2,376,896	3,043,691
Cash flows from investing activities:			
Maturities of available for sale mortgage-backed securities	**7,612,135**	4,402,208	7,301,634
Maturities of other available for sale investment securities	**-**	-	300,000
Sales of held to maturity debt securities	**-**	684,100	-
Sales of available for sale debt securities	**24,920,635**	25,977,280	17,889,342
Purchases of available for sale mortgage-backed securities	**(54,787,147)**	(981,811)	-
Purchases of other available for sale investment securities	**(4,456,293)**	(13,318,481)	(6,907,162)
Purchase of FHLB stock	**(90,700)**	(385,700)	(453,900)
Increase in loans, net	**(3,193,217)**	(36,525,138)	(6,466,528)
Proceeds from sales of other real estate	**548,994**	50,000	-
Purchases of other real estate	**(25,000)**	(550,000)	-
Purchases of premises and equipment	**(1,398,320)**	(501,717)	(128,452)
Net cash (used) provided by investing activities	**(30,868,913)**	(21,149,259)	11,534,934
Cash flows from financing activities:			
Increase (decrease) in noninterest-bearing deposits, NOW accounts, money market accounts, and savings accounts, net	**4,268,940**	(5,221,614)	(5,968,925)
Increase (decrease) in time deposits, net	**20,321,299**	22,072,446	(15,947,766)
(Decrease) increase in short-term borrowings	**(548,565)**	127,326	(42,820)
Proceeds from long-term borrowings	**-**	10,000,000	10,000,000
Repayments of long-term borrowings	**(38,001)**	(35,423)	(33,035)
Cash dividends paid	**(1,236,100)**	(1,344,344)	(1,326,051)
Common stock dividends reinvested	**173,667**	194,054	200,459
Repurchase and retirement of common stock	**(2,835,709)**	(577,239)	-
Issuance of common stock	**-**	-	14,595
Net cash provided (used) by financing activities	**20,105,531**	25,215,206	(13,103,543)
(Decrease) increase in cash and cash equivalents	**(9,804,081)**	6,442,843	1,475,082
Cash and cash equivalents, beginning of year	**21,237,903**	14,795,060	13,319,978
Cash and cash equivalents, end of year	**$ 11,433,822**	$ 21,237,903	$ 14,795,060

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Cash Flows
(Continued)

Years Ended December 31,		2009		2008		2007
Supplementary Cash Flow Information:						
Interest paid	$	**6,569,490**	$	6,248,728	$	5,982,416
Income taxes paid		**1,125,000**		600,000		886,156
Total increase in unrealized depreciation on available for sale securities		**(463,192)**		(551,125)		(190,732)

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

The Bank of Glen Burnie (the "Bank") provides financial services to individuals and corporate customers located in Anne Arundel County and surrounding areas of Central Maryland, and is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain Federal and State of Maryland (the "State") agencies and undergoes periodic examinations by those regulatory authorities. The accounting and financial reporting policies of the Bank conform, in all material respects, to accounting principles generally accepted in the United States and to general practices within the banking industry.

Significant accounting policies not disclosed elsewhere in the consolidated financial statements are as follows:

Subsequent Events:

Glen Burnie Bancorp ("Bancorp") and its subsidiaries have evaluated subsequent events through the date of issuance of the financial data included herein, March 12, 2010.

Principles of Consolidation:

The consolidated financial statements include the accounts of Glen Burnie Bancorp and its subsidiaries, The Bank of Glen Burnie and GBB Properties, Inc., a company engaged in the acquisition and disposition of other real estate. Intercompany balances and transactions have been eliminated. The Parent Only financial statements (see Note 20) of the Company account for the subsidiaries using the equity method of accounting.

The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity under accounting principles generally accepted in the United States. Voting interest entities are entities, in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. The Company consolidates voting interest entities in which it has all, or at least a majority of, the voting interest. As defined in applicable accounting standards, variable interest entities (VIE's) are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in an entity is present when an enterprise has a variable interest, or a combination of variable interest, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The Company's wholly owned subsidiary, Glen Burnie Statutory Trust I, is a VIE for which the Company is not the primary beneficiary. Accordingly, the accounts of this entity are not included in the Company's consolidated financial statements.

Accounting Standards Codification:

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") became effective for interim and annual periods ending after September 15, 2009. At that date, the ASC became FASB's officially recognized source of authoritative U.S. generally accepted accounting principles ("GAAP") applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF") and related literatures. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies (continued)

Use of Estimates:

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted within the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Securities Held to Maturity:

Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the effective interest rate method over the period to maturity. Securities transferred into held to maturity from the available for sale portfolio are recorded at fair value at time of transfer with unrealized gains or losses reflected in equity and amortized over the remaining life of the security.

Securities Available for Sale:

Marketable debt securities not classified as held to maturity are classified as available for sale. Securities available for sale may be sold in response to changes in interest rates, loan demand, changes in prepayment risk, and other factors. Changes in unrealized appreciation (depreciation) on securities available for sale are reported in other comprehensive income, net of tax. Realized gains (losses) on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. The gains and losses on securities sold are determined by the specific identification method. Premiums and discounts are recognized in interest income using the effective interest rate method over the period to maturity. Additionally, declines in the fair value of individual investment securities below their cost that are other than temporary are reflected as realized losses in the consolidated statements of income.

Other Securities:

Federal Home Loan Bank ("FHLB") and Maryland Financial Bank ("MFB") stocks are equity interests that do not necessarily have readily determinable fair values for purposes of the ASC Topic 320, formerly, Statement of Financial Accounting Standards ("SFAS") No 115, *Accounting for Certain Investments in Debt and Equity Securities*, because their ownership is restricted and they lack a market. FHLB stock can be sold back only at its par value of $100 per share and only to the FHLB or another member institution.

Loans and Allowance for Credit Losses:

Loans are generally carried at the amount of unpaid principal, adjusted for deferred loan fees, which are amortized over the term of the loan using the effective interest rate method. Interest on loans is accrued based on the principal amounts outstanding. It is the Bank's policy to discontinue the accrual of interest when a loan is specifically determined to be impaired or when principal or interest is delinquent for ninety days or more. When a loan is placed on nonaccrual status all interest previously accrued but not collected is reversed against current period interest income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Cash collections on such loans are applied as reductions of the loan principal balance and no interest income is recognized on those loans until the principal balance has been collected. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received. The carrying value of impaired loans is based on the present value of the loan's expected future cash flows or, alternatively, the observable market price of the loan or the fair value of the collateral.

Note 1. Summary of Significant Accounting Policies (continued)

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in specific industries and geographical areas, including unemployment levels, and other pertinent factors, including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary.

The allowance for loan losses typically consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation done pursuant to either ASC Topic 450, formerly SFAS No 5, Accounting for Contingencies, or ASC Topic 310, formerly SFAS No 114, Accounting by Creditors for Impairment of a Loan. The allocated component of the allowance for loan losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on regular analyses of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The historical loan loss element is determined statistically using a loss migration analysis that examines loss experience and the related internal gradings of loans charged off. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The allocated component of the allowance for loan losses also includes consideration of concentrations and changes in portfolio mix and volume.

Any unallocated portion of the allowance reflects management's estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. In addition, the unallocated allowance includes a component that explicitly accounts for the inherent imprecision in loan loss migration models. The historical losses used in the migration analysis may not be representative of actual unrealized losses inherent in the portfolio. At December 31, 2009, there was no unallocated component of the allowance reflected in the allowance for credit losses.

Reserve for Unfunded Commitments:

The reserve for unfunded commitments is established through a provision for unfunded commitments charged to other expenses. The reserve is calculated by utilizing the same methodology and factors as the allowance for credit losses. The reserve, based on evaluations of the collectibiltiy of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

Other Real Estate Owned ("OREO"):

OREO comprises properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value (appraised value) at the date acquired. Losses arising at the time of acquisition of such properties are charged against the allowance for credit losses. Subsequent write-downs that may be required and expenses of operation are included in other income or expenses. Gains and losses realized from the sale of OREO are included in other income or

Note 1. Summary of Significant Accounting Policies (continued)

expenses. Loans converted to OREO through foreclosure proceedings totaled **$25,000** and $550,000 for the years ended December 31, 2009 and 2008, respectively. No loans were converted to OREO in 2007. The Bank financed no sales of OREO for 2009, 2008, or 2007.

Bank Premises and Equipment:

Bank premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of the terms of the leases or their estimated useful lives. Expenditures for improvements that extend the life of an asset are capitalized and depreciated over the asset's remaining useful life. Gains or losses realized on the disposition of premises and equipment are reflected in the consolidated statements of income. Expenditures for repairs and maintenance are charged to other expenses as incurred. Computer software is recorded at cost and amortized over three to five years.

Long-Lived Assets:

The carrying value of long-lived assets and certain identifiable intangibles, including goodwill, is reviewed by the Bank for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as prescribed in ASC Topic 360, formerly SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Asset*. As of December 31, 2009, 2008, and 2007, certain loans existed which management considered impaired (See Note 4). During the years ended December 31, 2009 and 2008, management deemed certain investment securities were impaired and recorded an impairment loss on these securities (See Note 3).

Income Taxes:

The provision for Federal and state income taxes is based upon the results of operations, adjusted for tax-exempt income. Deferred income taxes are provided by applying enacted statutory tax rates to temporary differences between financial and taxable bases.

Temporary differences which give rise to deferred tax benefits relate principally to accrued deferred compensation, accumulated impairment losses on investment securities, allowance for credit losses, unused alternative minimum tax credits, net unrealized depreciation on investment securities available for sale, accumulated depreciation, and reserve for unfunded commitments.

Temporary differences which give rise to deferred tax liabilities relate principally to accumulated depreciation, and accumulated securities discount accretion.

Credit Risk:

The Bank has unsecured deposits and Federal funds sold with several other financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC").

Cash and Cash Equivalents:

The Bank has included cash and due from banks, interest-bearing deposits in other financial institutions, and Federal funds sold as cash and cash equivalents for the purpose of reporting cash flows.

Note 1. **Summary of Significant Accounting Policies** (continued)

Accounting for Stock Options:

The Company follows ASC Topic 718, formerly SFAS No. 123R, *Share-Based Payments*, for accounting and reporting for stock-based compensation plans. ASC Topic 718 defines a fair value at grant date based method of accounting for measuring compensation expense for stock-based plans to be recognized in the statement of income.

Earnings per share:

Basic earnings per common share are determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share are calculated including the average dilutive common stock equivalents outstanding during the period. Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

Financial Statement Presentation:

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

Note 2. Restrictions on Cash and Due from Banks

The Federal Reserve requires the Bank to maintain noninterest-bearing cash reserves against certain categories of average deposit liabilities. Such reserves averaged approximately **$5,026,000**, $4,781,000, and $5,368,000 during the years ended December 31, 2009, 2008, and 2007, respectively.

Note 3. Investment Securities

Investment securities are summarized as follows:

December 31, 2009	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Available for sale:				
U.S. Government agencies	**$ 3,180,360**	**$ 14,060**	**$ 135,330**	**$ 3,059,090**
State and municipal	**30,073,170**	**335,146**	**664,647**	**29,743,669**
Corporate trust preferred	**2,080,282**	**33,521**	**1,102,874**	**1,010,929**
Mortgage-backed	**50,849,527**	**368,642**	**569,252**	**50,648,917**
	$ 86,183,339	**$ 751,369**	**$ 2,472,103**	**$ 84,462,605**

December 31, 2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. Government agencies	$ 8,686,877	$ 191,455	$ 140,280	$ 8,738,052
State and municipal	31,466,012	235,128	979,935	30,721,205
Corporate trust preferred	2,168,928	-	971,426	1,197,502
Mortgage-backed	16,884,368	413,682	6,164	17,291,886
	$ 59,206,185	$ 840,265	$ 2,097,805	$ 57,948,645

Note 3. Investment Securities (continued)

December 31, 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. Government agencies	$ 8,489,126	$ 44,593	$ 761,906	$ 7,771,813
State and municipal	31,627,159	272,449	164,764	31,734,844
Corporate trust preferred	2,167,271	253,283	-	2,420,554
Mortgage-backed	35,605,038	110,145	460,213	35,254,970
	$ 77,888,594	$ 680,470	$ 1,386,883	$ 77,182,181
Held to maturity:				
State and municipal	$ 683,832	$ 42,361	$ -	$ 726,193
	$ 683,832	$ 42,361	$ -	$ 726,193

The gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009 are as follows:

Securities available for sale:

	Less than 12 months		**12 months or more**		**Total**	
	Fair Value	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
Obligations of U.S. Government agencies	**$ 1,076,590**	**$ 103,770**	**$ 968,440**	**$ 31,560**	**$ 2,045,030**	**$ 135,330**
State and Municipal	**6,126,763**	**205,869**	**3,328,682**	**458,778**	**9,455,445**	**664,647**
Corporate trust preferred	**-**	**-**	**25,091**	**1,102,874**	**25,091**	**1,102,874**
Mortgaged-backed	**31,403,867**	**569,252**	**-**	**-**	**31,403,867**	**569,252**
	$ 38,607,220	**$ 878,891**	**$ 4,322,213**	**$ 1,593,212**	**$ 42,929,433**	**$ 2,472,103**

At December 31,2009, the Company owned one pooled trust preferred security issued by Regional Diversified Funding, Senior notes with a Fitch credit rating of B, which is included in the securities described above. The market for these securities at December 31, 2009 was not active and markets for similar securities were also not active.

The market values for these securities (and any securities other than those issued or guaranteed by the U.S. Treasury) are very depressed relative to historical levels. Therefore, a low market price for a particular security may only provide evidence of stress in the credit markets overall rather than being an indicator of credit problems with a particular issuer.

Note 3. Investment Securities (continued)

During 2009, the Company took a write down of $76,779 on these securities to bring the book value into alignment with the current and performing principal balance outstanding, which we considered to be a prudent action to take in the current environment based on defaults by three of the twenty-nine financial institutions in the pool. In addition, cash flow testing was performed by an unrelated third party in order to measure the extent of other-than-temporary-impairment ("OTTI"). This testing, assumed a 15% recovery with a two year lag on two of the previously defaulting financial institutions, with future defaults on the currently performing financial institutions of 150 basis points applied annually with no future recovery. This testing resulted in a net present value of $1,142,047, compared to the book value of $1,127,965 at December 31, 2009.

In September 2008, Freddie Mac and Fannie Mae government sponsored entities entered into conservatorship agreements with the U.S. Treasury Department. This conservatorship precludes these entities from paying preferred stock dividends. As a result, the market values declined significantly and the Company recorded an impairment loss of $2,816,000 during the year ended December 31, 2008. The write down represented 94% of the initial investment in these securities.

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

As of December 31, 2009, management had the ability and intent to hold the securities classified as available for sale for a period of time sufficient for a recovery of cost. On December 31, 2009, the Bank held 13 investment securities having continuous unrealized loss positions for more than 12 months. Management has determined that all unrealized losses are either due to increases in market interest rates over the yields available at the time the underlying securities were purchased, current call features that are nearing, and the effect the sub-prime market has had on all mortgaged-backed securities. The Bank has no mortgaged-backed securities collateralized by sub-prime mortgages. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2009, management believes the impairments detailed in the table above are temporary and no impairment loss has been realized in the Company's consolidated income statement.

Note 3. **Investment Securities** (continued)

Contractual maturities of investment securities at December 31, 2009, 2008, and 2007 are shown below. Actual maturities may differ from contractual maturities because debtors may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities have no stated maturity and primarily reflect investments in various Pass-through and Participation Certificates issued by the Federal National Mortgage Association and the Government National Mortgage Association. Repayment of mortgage-backed securities is affected by the contractual repayment terms of the underlying mortgages collateralizing these obligations and the current level of interest rates.

	Available for Sale		*Held to Maturity*	
December 31, 2009	**Amortized Cost**	**Fair Value**	**Amortized Cost**	**Fair Value**
Due within one year	**$ 649,998**	**$ 650,982**		
Due over one to five years	**1,825,146**	**1,850,726**		
Due over five to ten years	**565,946**	**571,123**		
Due over ten years	**32,292,722**	**30,740,857**		
Mortgage-backed, due in monthly installments	**50,849,527**	**50,648,917**		
	$ 86,183,339	**$ 84,462,605**		
December 31, 2008				
Due within one year	$ -	$ -		
Due over one to five years	4,577,077	4,560,487		
Due over five to ten years	5,563,224	5,685,637		
Due over ten years	32,181,516	30,410,635		
Mortgage-backed, due in monthly installments	16,884,368	17,291,886		
	$ 59,206,185	$ 57,948,645		
December 31, 2007				
Due within one year	$ 1,000,000	$ 996,094	$ -	$ -
Due over one to five years	9,638,992	9,635,177	-	-
Due over five to ten years	4,089,402	4,068,131	-	-
Due over ten years	27,555,162	27,227,809	683,832	726,193
Mortgage-backed, due in monthly installments	35,605,038	35,254,970	-	-
	$ 77,888,594	$ 77,182,181	$ 683,832	$ 726,193

Note 3. Investment Securities (continued)

Proceeds from sales of available for sale securities prior to maturity totaled **$24,920,635**, $25,977,280, and $17,889,342 for the years ended December 31, 2009, 2008, and 2007, respectively. The Bank realized gains of **$600,696** and losses of **$14,815** on those sales for 2009. The Bank realized gains of $195,780 and losses of $4,850 on those sales for 2008. The Bank realized gains of $230,038 and losses of $109,959 on those sales for 2007. Realized gains and losses were calculated based on the amortized cost of the securities at the date of trade. Income tax expense relating to net gains on sales of investment securities totaled **$233,034**, $75,942, and $47,761 for the years ended December 31, 2009, 2008, and 2007, respectively.

In July 2008, the Company sold its remaining two positions in securities classified as held to maturity. Inasmuch as these positions were liquidated prior to maturity in a manner which did not meet the prescribed requirements of ASC Topic 320, the Company may be precluded for a period of time from classifying any securities positions as held to maturity.

The Bank has no derivative financial instruments required to be disclosed under ASC Topic 815, formerly SFAS No. 149, *Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments.*

Note 4. Loans

Major categories of loans are as follows:

	2009	2008	2007
Mortgage:			
Residential	**$ 95,683,441**	$ 87,707,878	$ 76,780,857
Commercial	**79,845,030**	76,152,837	47,842,942
Construction and land development	**1,742,515**	6,589,673	5,876,285
Demand and time	**9,800,625**	6,974,607	5,184,349
Installment	**53,222,692**	60,593,752	66,490,020
	240,294,303	238,018,747	202,174,453
Unearned income on loans	**(838,913)**	(864,436)	(816,830)
	239,455,390	237,154,311	201,357,623
Allowance for credit losses	**(3,572,528)**	(2,021,690)	(1,604,491)
	$ 235,882,862	$ 235,132,621	$ 199,753,132

The Bank has an automotive indirect lending program where vehicle collateralized loans made by dealers to consumers are acquired by the Bank. The Bank's installment loan portfolio included approximately **$37,092,000**, $43,970,000, and $49,260,000 of such loans at December 31, 2009, 2008, and 2007, respectively.

The Bank makes loans to customers located primarily in Anne Arundel County and surrounding areas of Central Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

Executive officers, directors, and their affiliated interests enter into loan transactions with the Bank in the ordinary course of business. These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers. They do not involve more than normal risk of collectibility or present other unfavorable terms. At December 31, 2009, 2008, and 2007, the amounts of such loans outstanding totaled **$5,137,397**, $4,344,974, and $4,009,224, respectively. During 2009, loan additions and repayments totaled **$1,112,700** and **$320,277**, respectively.

Note 4. Loans (continued)

The allowance for credit losses is as follows:

	2009	2008	2007
Balance, beginning of year	**$ 2,021,690**	$ 1,604,491	$ 1,839,094
Provision for credit losses	**2,442,976**	1,145,649	50,000
Recoveries	**395,584**	352,933	305,841
Loans charged off	**(1,287,722)**	(1,081,383)	(590,444)
Balance, end of year	**$ 3,572,528**	$ 2,021,690	$ 1,604,491

Loans on which the accrual of interest has been discontinued totaled **$3,016,727**, $866,912, and $212,416 at December 31, 2009, 2008, and 2007, respectively. Interest that would have been accrued under the terms of these loans totaled **$105,365**, $29,807, and $20,037 for the years ended December 31, 2009, 2008, and 2007, respectively. Loans past due 90 days or more and still accruing interest totaled **$0**, $22,551 and $639,982 at December 31, 2009, 2008 and 2007, respectively.

Information regarding loans classified by the Bank as impaired is summarized as follows:

	2009	2008	2007
Loans classified as impaired with a valuation allowance	**$ 9,513,637**	$ 1,387,043	$ 212,416
Allowance for credit losses on impaired loans	**2,187,699**	629,036	159,312
Average balance of impaired loans	**10,111,516**	1,458,245	95,605

Following is a summary of cash receipts on impaired loans and how they were applied:

Cash receipts applied to reduce principal balance	**$ 2,604,832**	$ 131,730	$ -
Cash receipts recognized as interest income	**380,190**	41,062	-
Total cash receipts	**$ 2,985,022**	$ 172,792	$ -

At December 31, 2009, the recorded investment in new troubled debt restructurings totaled $86,707. The allowance for credit losses relating to troubled debt restructurings totaled $954 at December 31, 2009. The average recorded investment in troubled debt restructurings totaled $100,747 for the year ended December 31, 2009. The Bank recognized $7,552 in interest income on troubled debt restructurings for cash payments received in 2009. All prior investments in troubled debt were performing under the terms of the modified agreement.

No troubled debt restructurings transpired in 2008. All prior investments in troubled debt were performing under the terms of the modified agreement.

At December 31, 2007, the recorded investment in new troubled debt restructurings totaled $578,345. The allowance for credit losses relating to troubled debt restructurings totaled $0 at December 31, 2007. The average recorded investment in troubled debt restructurings totaled $611,379 for the year ended December 31, 2007. The Bank recognized $51,742 in interest income on troubled debt restructurings for cash payments received in 2007. All prior investments in troubled debt were performing under the terms of the modified agreement.

The Bank has no commitments to loan additional funds to the borrowers of restructured, impaired, or non-accrual loans.

Note 5. Premises and Equipment

A summary of premises and equipment is as follows:

	Useful lives	**2009**	2008	2007
Land		**$ 684,977**	$ 684,977	$ 684,977
Buildings	5-50 years	**5,864,145**	4,796,309	4,738,733
Equipment and fixtures	5-30 years	**5,093,759**	5,056,015	5,450,210
Construction in progress		**322**	121,973	60,226
		11,643,203	10,659,274	10,934,146
Accumulated depreciation		**(7,522,606)**	(7,559,826)	(7,846,238)
		$ 4,120,597	$ 3,099,448	$ 3,087,908

Depreciation expense totaled **$334,465**, $347,040, and $412,198 for the years ended December 31, 2009, 2008, and 2007, respectively. Amortization of software and intangible assets totaled **$75,694**, $96,312, and $109,797 for the years ended December 31, 2009, 2008, and 2007, respectively.

The Bank leases its Severna Park and Linthicum branches. Minimum lease obligations under the Severna Park branch are $30,000 per year through September 2012. Minimum lease obligations under the Linthicum branch are $104,335 per year through December 2014, adjusted annually on a pre-determined basis, with one ten year extension option. The Bank is also required to pay all maintenance costs under all these leasing arrangements. Rent expense totaled **$227,479**, $257,467, and $252,087 for the years ended December 31, 2009, 2008, and 2007, respectively.

Note 6. Short-term borrowings

Short-term borrowings are as follows:

	2009	2008	2007
Notes payable - U.S. Treasury	**$ 81,290**	$ 629,855	$ 502,529

Notes payable to the U.S. Treasury represents Federal treasury tax and loan deposits accepted by the Bank from its customers to be remitted on demand to the Federal Reserve Bank. The Bank pays interest on these balances at or below the Federal funds rate. This arrangement is secured by investment securities with an amortized cost of approximately **$1,000,000** over each of the years ended December 31, 2009, 2008, and 2007.

The Bank owned 18,583 shares of common stock of the FHLB at December 31, 2009. The Bank is required to maintain an investment of .2% of total assets, adjusted annually, plus 4.5% of total advances, adjusted for advances and repayments. The credit available under this facility is determined at 20% of the Bank's total assets, or approximately $70,850,000 at December 31, 2009. Long-term advances totaled $27,000,000 under this credit arrangement at December 31, 2009 (see Note 7). This credit facility is secured by a floating lien on the Bank's residential mortgage loan portfolio. Average short-term borrowings under this facility approximated **$11,000**, $1,924,000 and $1,616,000 for 2009, 2008, and 2007, respectively.

Note 6. Short-term borrowings (continued)

The Bank also has available $9,000,000 in a short-term credit facility, an unsecured line of credit, from another bank for short-term liquidity needs, if necessary. No outstanding borrowings existed under this credit arrangement at December 31, 2009, 2008, and 2007.

Note 7. Long-term Borrowings

Long-term borrowings are as follows:

	2009	2008	2007
Federal Home Loan Bank of Atlanta, convertible advances	**$ 27,000,000**	$ 27,000,000	$ 17,000,000
Mortgage payable-individual, interest at 7%, payments of $3,483, including principal and interest, due monthly through October 2010, secured by real estate	**33,711**	71,712	107,135
	$ 27,033,711	$ 27,071,712	$ 17,107,135

The Federal Home Loan Bank of Atlanta, convertible advances total includes the following:

A $7,000,000 convertible advance issued in 2000, which matures in September 2010, with interest at 5.84%, payable quarterly. The Federal Home Loan Bank of Atlanta has the option of converting the rate to a three-month LIBOR; however, if converted, the borrowing can be repaid without penalty. The proceeds of the convertible advance were used to purchase higher yielding investment securities.

A $10,000,000 convertible advance issued in 2007, which has a final maturity of November, 1, 2017, but is callable monthly. This advance has a 3.28% interest rate, with interest payable monthly. The proceeds of the convertible advance were used to fund loans and purchase investment securities.

A $5,000,000 convertible advance issued in 2008, which has a final maturity of July 23, 2018, but is callable quarterly starting July 23, 2009. This advance has a 2.73% interest rate, with interest payable quarterly. The proceeds of the convertible advance were used to fund loans.

A $5,000,000 convertible advance issued in 2008, which has a final maturity of August 22, 2018, but is callable quarterly starting August 22, 2011. This advance has a 3.34% interest rate, with interest payable quarterly. The proceeds of the convertible advance were used to fund loans.

At December 31, 2009, the scheduled maturities of long-term borrowings are approximately as follows:

	2009
2010	**$ 7,034,000**
2015 and thereafter	**20,000,000**
	$ 27,034,000

Note 8. Junior Subordinated Debentures owed to Unconsolidated Subsidiary Trust

The Bancorp sponsored a trust, Glen Burnie Statutory Trust I, of which 100% of the common equity is owned by the Company. The trust was formed for the purpose of issuing Company-obligated mandatorily redeemable capital securities (the capital securities) to third-party investors and investing the proceeds from the sale of such capital securities solely in junior subordinated debt securities of the Company (the debentures). The debentures held by the trust are the sole assets of that trust. Distributions on the capital securities issued by the trust are payable semi-annually at a 10.6% rate per annum equal to the interest rate being earned by the trust on the debentures held by that trust. The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. The Company has entered into agreements which, taken collectively, fully and unconditionally guarantee the capital securities subject to the terms of each of the guarantees. The debentures held by the trust carry non-call provisions over the first 10 year period, and a declining 10 year premium call thereafter. Both the capital securities of the statutory trust and the junior subordinated debentures are scheduled to mature on September 7, 2030, unless called by the Bancorp not earlier than September 7, 2010. It is management's intention to call these securities in September 2010.

Despite the fact that the Trust I is not included in the Company's consolidated financial statements, the trust preferred securities issued by these subsidiary trusts are included in the Tier 1 capital of the Company for regulatory capital purposes. Federal Reserve Board rules limit the aggregate amount of restricted core capital elements (which includes trust preferred securities, among other things) that may be included in the Tier 1 capital of most bank holding companies to 25% of all core capital elements, including restricted core capital elements, net of goodwill less any associated deferred tax liability. Amounts of restricted core capital elements in excess of these limits generally may be included in Tier 2 capital. The current quantitative limits do not preclude the Company from including the $5.0 million in trust preferred securities outstanding in Tier 1 capital.

Note 9. Deposits

Major classifications of interest-bearing deposits are as follows:

	2009	2008	2007
NOW and SuperNOW	**$ 22,353,053**	$ 21,079,314	$ 23,154,540
Money Market	**15,284,223**	12,764,167	12,948,342
Savings	**48,378,319**	45,801,719	47,381,613
Certificates of Deposit, $100,000 or more	**31,576,905**	27,882,777	20,654,230
Other time deposits	**108,957,638**	98,700,862	80,017,668
	$ 226,550,138	$ 206,228,839	$ 184,156,393

Note 9. Deposits (continued)

Interest expense on deposits is as follows:

	2009	2008	2007
NOW and SuperNOW	**$ 27,702**	$ 30,618	$ 47,885
Money Market	**57,280**	62,475	103,472
Savings	**134,607**	153,301	214,998
Certificates of Deposit, $100,000 or more	**1,063,174**	976,446	915,889
Other time deposits	**3,654,519**	3,557,345	3,542,181
	$ 4,937,282	$ 4,780,185	$ 4,824,425

At December 31, 2009, the scheduled maturities of time deposits are approximately as follows:

	2009
2010	**$ 84,136,000**
2011	**25,662,000**
2012	**7,061,000**
2013	**15,312,000**
2014	**7,123,000**
2015 and thereafter	**1,241,000**
	$ 140,535,000

Deposit balances of executive officers and directors and their affiliated interests totaled approximately **$2,215,000**, $2,611,000, and $2,213,000 at December 31, 2009, 2008, and 2007, respectively.

The Bank had no brokered deposits at December 31, 2009, 2008, and 2007.

Note 10. Income Taxes

The components of income tax expense for the years ended December 31, 2009, 2008, and 2007 are as follows:

	2009	2008	2007
Current:			
Federal	**$ 268,693**	$ 655,129	$ 646,449
State	**156,773**	271,112	199,611
Total current	**425,466**	926,241	846,060
Deferred income taxes (benefits):			
Federal	**(509,545)**	(1,275,873)	(80,277)
State	**(149,174)**	(329,730)	(7,443)
Total deferred	**(658,719)**	(1,605,603)	(87,720)
Income tax (benefit) expense	**$ (233,253)**	$ (679,362)	$ 758,340

Note 10. Income Taxes (continued)

A reconciliation of income tax expense computed at the statutory rate of 34% to the actual income tax expense for the years ended December 31, 2009, 2008, and 2007 is as follows:

	2009	2008	2007
Income (loss) before income tax (benefit) expense	**$ 1,029,209**	$ (275,400)	$ 3,540,481
Taxes computed at Federal income tax rate	**$ 349,925**	$ (93,636)	$ 1,203,764
Increase (decrease) resulting from:			
Tax-exempt income	**(502,488)**	(547,038)	(581,208)
State income taxes, net of Federal income tax benefit	**(80,690)**	(38,688)	126,832
Other	**-**	-	8,952
Income tax (benefit) expense	**$ (233,253)**	$ (679,362)	$ 758,340

The relationship between pre-tax loss and income tax benefits for 2008 is affected by increased deferred tax benefits attributable to tax methodologies utilized for loan loss provisions.

The components of the net deferred income tax benefits as of December 31, 2009, 2008, and 2007 are as follows:

	2009	2008	2007
Deferred income tax benefits:			
Accrued deferred compensation	**$ 90,594**	$ 82,049	$ -
Impairment loss on investment securities	**1,072,662**	1,110,771	-
Allowance for credit losses	**1,206,604**	563,737	80,300
Nonaccrual interest	**11,849**	-	-
Alternative minimum tax credits	**-**	66,371	94,642
Net unrealized depreciation on investment securities available for sale	**684,422**	500,186	272,816
Accumulated depreciation	**35,692**		
Reserve for unfunded commitments	**78,890**	78,890	78,890
Total deferred income tax benefits	**3,180,713**	2,402,004	526,648
Deferred income tax liabilities:			
Accumulated depreciation	**-**	41,113	15,769
Accumulated securities discount accretion	**51,278**	74,408	57,367
Total deferred income tax liabilities	**51,278**	115,521	73,136
Net deferred income tax benefits	**$ 3,129,435**	$ 2,286,483	$ 453,512

Management has determined that no valuation allowance is required as it believes it is more likely then not that all of the deferred tax assets will be fully realizable in the future. At December 31, 2009, 2008, and 2007, management believes there are no uncertain tax positions under ASC Topic 740 Income Taxes (formerly FIN 48, Accounting for Uncertainty in Income Taxes).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Pension and Profit Sharing Plans

The Bank has a money purchase pension plan, which provides for annual employer contributions based on employee compensation, and covers substantially all employees. Annual contributions, included in employee benefit expense, totaled **$231,538**, $220,000 and $201,321 for the years ended December 31, 2009, 2008 and 2007, respectively. The Bank is also making additional contributions under this plan for the benefit of certain employees, whose retirement funds were negatively affected by the termination of a prior defined benefit pension plan. These additional contributions, also included in employee benefit expense, totaled **$26,992,** $33,452, and $37,105 for the years ended December 31, 2009, 2008, and 2007, respectively.

The Bank also has a defined contribution retirement plan qualifying under Section 401(k) of the Internal Revenue Code that is funded through a profit sharing agreement and voluntary employee contributions.

The plan provides for discretionary employer matching contributions to be determined annually by the Board of Directors. The plan covers substantially all employees. The Bank's contributions to the plan, included in employee benefit expense, totaled **$200,858**, $116,027, and $340,254 for the years ended December 31, 2009, 2008, and 2007, respectively.

Note 12. Other Benefit Plans

The Bank has life insurance contracts on several officers and is the sole owner and beneficiary of the policies. Cash value totaled **$7,702,656,** $7,434,573, and $7,161,403 at December 31, 2009, 2008, and 2007, respectively. Income on their insurance investment totaled **$268,083**, $273,170, and $268,948 for 2009, 2008, and 2007, respectively.

The Bank has an unfunded grantor trust, as part of a change in control severance plan, covering substantially all employees. Participants in the plan are entitled to cash severance benefits upon termination of employment, for any reason other than just cause, should a "change in control" of the Company occur.

Note 13. Other Operating Expenses

Other operating expenses include the following:

	2009	2008	2007
Professional services	**$ 489,485**	$ 485,685	$ 479,877
Stationery, printing and supplies	**189,446**	214,815	225,709
Postage and delivery	**162,782**	187,017	222,642
FDIC assessment	**549,716**	35,544	31,605
Directors fees and expenses	**200,765**	198,939	210,097
Marketing	**246,947**	255,921	236,917
Data processing	**82,743**	100,562	109,797
Correspondent bank services	**87,249**	60,706	95,407
Telephone	**173,550**	160,242	157,811
Liability insurance	**67,264**	71,497	67,959
Losses and expenses on real estate owned (OREO)	**64,790**	8,343	2,905
Other ATM expense	**155,818**	232,670	242,429
Other	**518,646**	396,749	293,770
	$ 2,989,201	$ 2,408,690	$ 2,376,925

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14. Commitments and Contingencies

Financial instruments:

The Bank is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

Outstanding loan commitments, unused lines of credit and letters of credit are as follows:

	2009	2008	2007
Loan commitments:			
Construction and land development	**$ 1,155,200**	$ 400,000	$ -
Other mortgage loans	**2,270,000**	2,590,000	685,000
	$ 3,425,200	$ 2,990,000	$ 685,000
Unused lines of credit:			
Home-equity lines	**$ 6,404,113**	$ 6,395,182	$ 7,507,778
Commercial lines	**11,335,335**	13,380,292	18,335,771
Unsecured consumer lines	**805,479**	785,487	815,960
	$ 18,544,927	$ 20,560,961	$ 26,659,509
Letters of credit:	**$ 79,250**	$ 196,530	$ 197,000

Loan commitments and lines of credit are agreements to lend to customers as long as there is no violation of any conditions of the contracts. Loan commitments generally have interest rates fixed at current market amounts, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Many of the loan commitments and lines of credit are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, accounts receivable, inventory, property and equipment, personal residences, income-producing commercial properties, and land under development. Personal guarantees are also obtained to provide added security for certain commitments.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to guarantee the installation of real property improvements and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral and obtains personal guarantees supporting those commitments for which collateral or other securities is deemed necessary.

The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. As of December 31, 2009, the Bank has accrued **$200,000** as a reserve for losses on unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities.

Note 15. Stockholders' Equity

Restrictions on dividends:

Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agencies. Regulatory approval is required to pay dividends that exceed the Bank's net profits for the current year plus its retained net profits for the preceding two years.

Retained earnings from which dividends may not be paid without prior approval totaled approximately **$13,813,000,** $12,430,000, and $11,363,000 at December 31, 2009, 2008, and 2007, respectively, based on the earnings restrictions and minimum capital ratio requirements noted below.

Stock repurchase program:

In February 2008, the Company instituted a Stock Repurchase Program which expired in December 2009. Under the program, as extended and increased, the Company could spend up to $4,127,309 to repurchase its outstanding stock. The repurchases may be made from time to time at a price not to exceed $12.50 per share. During 2009, the Company repurchased 305,083 shares at an average price of $9.29. During 2008, the Company repurchased 50,300 shares at an average price of $11.48.

Employee stock purchase benefit plans:

The Company has a stock-based compensation plan, which is described below. As determined under ASC Topic 718 utilizing the Black-Scholes option pricing model, management of the Company has not recorded any compensation expense for options issued during the year ended December 31, 2007, as there would be no material impact in the reported net income. There were no options issued during the years ended December 31, 2009 and 2008.

Employees who have completed one year of service are eligible to participate in the employee stock purchase plan. The number of shares of common stock granted under options will bear a uniform relationship to compensation. The plan allows employees to buy stock under options granted at 85% of the fair market value of the stock on the date of grant. Options are vested when granted and will expire no later than 27 months from the grant date or upon termination of employment. Activity under this plan is as follows:

	Shares	Grant Price
Outstanding December 31, 2006	-	
Granted on August 9, 2007, expiring December 10, 2007	3,126	$ 14.02
Exercised	(1,041)	
Expired	(2,085)	$ 14.02
Outstanding December 31, 2007	-	

At December 31, 2009, shares of common stock reserved for issuance under the plan totaled **48,011**.

The Board of Directors may suspend or discontinue the plan at its discretion.

Dividend reinvestment and stock purchase plan:

The Company's dividend reinvestment and stock purchase plan allows all participating stockholders the opportunity to receive additional shares of common stock in lieu of cash dividends at 95% of the fair market value on the dividend payment date.

Note 15. Stockholders' Equity (continued)

During 2009, 2008, and 2007, shares of common stock purchased under the plan totaled **20,371**, 20,003, and 12,791, respectively. At December 31, 2009, shares of common stock reserved for issuance under the plan totaled **125,473**.

The Board of Directors may suspend or discontinue the plan at its discretion.

Stockholder purchase plan:

The Company's stockholder purchase plan allows participating stockholders an option to purchase newly issued shares of common stock. The Board of Directors shall determine the number of shares that may be purchased pursuant to options. Options granted will expire no later than three months from the grant date. Each option will entitle the stockholder to purchase one share of common stock, and will be granted in proportion to stockholder share holdings. At the discretion of the Board of Directors, stockholders may be given the opportunity to purchase unsubscribed shares.

There was no activity under this plan for the years ended December 31, 2009, 2008, and 2007.

At December 31, 2009, shares of common stock reserved for issuance under the plan totaled **313,919.**

The Board of Directors may suspend or discontinue the plan at its discretion.

Under all three plans, options granted, exercised, and expired, shares issued and reserved, and grant prices have been restated for the effects of any stock dividends or stock splits.

Regulatory capital requirements:

The Company and Bank are subject to various regulatory capital requirements administered by Federal and State banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The Company and Bank must meet specific capital guidelines that involve quantitative measures of their respective assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting principles. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (as defined in the regulations) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2009, 2008, and 2007, that both the Company and Bank meet all capital adequacy requirements to which they are subject.

The Bank has been notified by its regulator that, as of its most recent regulatory examination, it is regarded as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. There have been no conditions or events since that notification that management believes have changed the Bank's category.

As discussed in Note 8, the capital securities held by the Glen Burnie Statutory Trust I qualifies as Tier I capital for the Company under Federal Reserve Board guidelines.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Stockholders' Equity (continued)

A comparison of capital as of December 31, 2009, 2008, and 2007 with minimum requirements is approximately as follows:

	Actual		*For Capital Adequacy Purposes*		*To Be Well Capitalized Under Prompt Corrective Action Provisions*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
As of December 31, 2009						
Total Capital						
(to Risk Weighted Assets)						
Company	**$ 34,048,000**	**14.5%**	**$ 18,798,000**	**8.0%**	**N/A**	
Bank	**33,745,000**	**14.4%**	**18,786,000**	**8.0%**	**$ 23,483,000**	**10.0%**
Tier I Capital						
(to Risk Weighted Assets)						
Company	**31,100,000**	**13.2%**	**9,403,000**	**4.0%**	**N/A**	
Bank	**30,799,000**	**13.1%**	**9,390,000**	**4.0%**	**14,085,000**	**6.0%**
Tier I Capital						
(to Average Assets)						
Company	**31,100,000**	**8.9%**	**14,041,000**	**4.0%**	**N/A**	
Bank	**30,799,000**	**8.7%**	**14,193,000**	**4.0%**	**14,741,000**	**5.0%**
As of December 31, 2008						
Total Capital						
(to Risk Weighted Assets)						
Company	$ 35,687,000	14.9%	$ 19,122,000	8.0%	N/A	
Bank	35,707,000	15.0%	19,107,000	8.0%	$ 23,884,000	10.0%
Tier I Capital						
(to Risk Weighted Assets)						
Company	33,665,000	14.1%	9,564,000	4.0%	N/A	
Bank	33,485,000	14.0%	9,553,000	4.0%	14,330,000	6.0%
Tier I Capital						
(to Average Assets)						
Company	33,665,000	10.5%	12,825,000	4.0%	N/A	
Bank	33,485,000	10.2%	13,196,000	4.0%	16,495,000	5.0%

Note 15. Stockholders' Equity (continued)

	Actual		*For Capital Adequacy Purposes*		*To Be Well Capitalized Under Prompt Corrective Action Provisions*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
As of December 31, 2007						
Total Capital						
(to Risk Weighted Assets)						
Company	$ 36,774,000	17.6%	$ 16,744,000	8.0%	N/A	
Bank	36,592,000	17.5%	16,728,000	8.0%	$ 20,910,000	10.0%
Tier I Capital						
(to Risk Weighted Assets)						
Company	35,170,000	16.8%	8,374,000	4.0%	N/A	
Bank	34,788,000	16.6%	8,363,000	4.0%	12,544,000	6.0%
Tier I Capital						
(to Average Assets)						
Company	35,170,000	11.3%	12,494,000	4.0%	N/A	
Bank	34,788,000	11.3%	12,271,000	4.0%	15,339,000	5.0%

Note 16. Earnings Per Common Share

Earnings per common share are calculated as follows:

	2009	2008	2007
Basic:			
Net income	**$ 1,262,462**	$ 403,962	$ 2,782,141
Weighted average common shares outstanding	**2,734,524**	2,981,124	2,988,796
Basic net income per share	**$ 0.46**	$ 0.14	$ 0.93

Diluted earnings per share calculations were not required for 2009, 2008, and 2007 as there were no options outstanding at December 31, 2009, 2008, and 2007.

In January 2008, the Company declared a six for five stock split effected in the form of a 20% stock dividend.

Note 17. Fair Values of Financial Instruments

ASC Topic 825, *Disclosure about Fair Value of Financial Instruments*, formerly SFAS No. 107, requires the disclosure of the estimated fair values of financial instruments. Quoted market prices, where available, are shown as estimates of fair values. Because no quoted market prices are available or a significant part of the Company's financial instruments, the fair values of such instruments have been derived based on the amount and timing of future cash flows and estimated discount rates.

Present value techniques used in estimating the fair value of the Company's financial instruments are significantly affected by the assumptions used. Fair values derived from using present value techniques are not substantiated by comparisons to independent markets, and in many cases, could not be realized in immediate settlement of the instruments.

Note 17. Fair Values of Financial Instruments (continued)

ASC Topic 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following table shows the estimated fair value and the related carrying values of the Company's financial instruments as December 31, 2009, 2008, and 2007. Items that are not financial instruments are not included.

	2009		2008		2007	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:						
Cash and due from banks	**$ 6,993,811**	**$ 6,993,811**	$ 6,960,377	$ 6,960,377	$ 8,220,582	$ 8,220,582
Interest-bearing deposits in other financial institutions	**3,748,387**	**3,748,387**	7,883,816	7,883,816	5,847,562	5,847,562
Federal funds sold	**691,624**	**691,624**	6,393,710	6,393,710	726,916	726,916
Investment securities available for sale	**84,462,605**	**84,462,605**	57,948,645	57,948,645	77,182,181	77,182,181
Investment securities held to maturity	**-**	**-**	-	-	683,832	726,193
Federal Home Loan Bank Stock	**1,858,300**	**1,858,300**	1,767,600	1,767,600	1,381,900	1,381,900
Maryland Financial Bank Stock	**100,000**	**100,000**	100,000	100,000	100,000	100,000
Common stock-Statutory Trust I	**155,000**	**155,000**	155,000	155,000	155,000	155,000
Ground rents	**184,900**	**184,900**	184,900	184,900	202,900	202,900
Loans, less allowance for credit losses	**235,882,862**	**239,915,000**	235,132,621	239,446,000	199,753,132	203,326,000
Accrued interest receivable	**1,626,792**	**1,626,792**	1,680,392	1,680,392	1,508,640	1,508,640
Financial liabilities:						
Deposits	**294,357,837**	**267,358,000**	269,767,598	272,091,000	252,916,766	251,088,000
Short-term borrowings	**81,290**	**81,290**	629,855	629,855	502,529	502,529
Long-term borrowings	**27,033,711**	**25,979,000**	27,071,712	27,162,000	17,107,135	16,982,135
Dividends payable	**230,285**	**230,285**	385,794	385,794	385,010	385,010
Accrued interest payable	**112,599**	**112,599**	139,579	139,579	134,274	134,274
Accrued interest payable on junior subordinated debentures	**171,518**	**171,518**	171,518	171,518	171,518	171,518
Junior subordinated debentures owed to unconsolidated subsidiary trust	**5,155,000**	**5,707,615**	5,155,000	5,281,827	5,155,000	6,031,097
Unrecognized financial instruments:						
Commitments to extend credit	**21,970,127**	**21,970,127**	23,550,961	23,550,961	27,344,509	27,344,509
Standby letters of credit	**79,250**	**79,250**	196,530	196,530	197,000	197,000

For purposes of the disclosures of estimated fair value, the following assumptions were used.

Loans:

The estimated fair value for loans is determined by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Note 17. Fair Values of Financial Instruments (continued)

Investment securities:

Estimated fair values are based on quoted market prices.

Deposits:

The estimated fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair value of certificates of deposit is based on the rates currently offered for deposits of similar maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Borrowings:

The estimated fair value approximates carrying value for short-term borrowings. The fair value of long-term fixed rate borrowings is estimated by discounting future cash flows using current interest rates currently offered for similar financial instruments.

Junior Subordinated Debentures:

Fair value is estimated based on quoted market prices of similar instruments.

Other assets and liabilities:

The estimated fair values for cash and due from banks, interest-bearing deposits in other financial institutions, Federal funds sold, accrued interest receivable and payable, and short-term borrowings are considered to approximate cost because of their short-term nature.

Other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. In addition, non-financial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill, and similar items.

Note 18. Fair Value Measurements

Effective January 1, 2008, the Company adopted ASC Topic 820, formerly SFAS No. 157, *Fair Value Measurements* which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. ASC Topic 820 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis or on a nonrecurring basis.

ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Note 18. Fair Value Measurements (continued)

Fair Value Hierarchy

Level 1 - Quoted prices in active markets for identical assets or liabilities
Level 2 - Other significant observable inputs (including quoted prices in active markets for similar assets or liabilities)
Level 3 - Significant unobservable inputs (including the Bank's own assumptions in determining the fair value of assets or liabilities)

In determining the appropriate levels, the Company performs a detailed analysis of assets and liabilities that are subject to ASC Topic 820.

Fair value measurements on a recurring basis at December 31, 2009 are as follows:

	Level 1	Level 2	Level 3	Fair Value
Securities available for sale	$ -	$ 84,462,605	$ -	$ 84,462,605

Securities available-for-sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

The Bank may also be required, from time to time, to measure certain other financial assets and liabilities at fair value on a non-recurring basis in accordance with GAAP. Fair value measurements on a non-recurring basis at December 31, 2009 are as follows:

	Level 1	Level 2	Level 3	Fair Value
Impaired loans	$ -	$ -	$ 7,325,938	$ 7,325,938
OREO	-	25,000	-	25,000
	$ -	$ 25,000	$ 7,325,938	$ 7,350,938

The Bank is predominantly a cash flow lender with real estate serving as collateral on a majority of loans. Loans which are deemed to be impaired and foreclosed real estate assets are primarily valued on a nonrecurring basis at the fair values of the underlying real estate collateral. The Bank determines such fair values from independent appraisals.

Non-Financial Assets and Non-Financial Liabilities:

Application of ASC Topic 820 to non-financial assets and non-financial liabilities became effective January 1, 2009. The Corporation has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis. Certain non-financial assets and non-financial liabilities typically measured at fair value on a non-recurring basis include foreclosed assets (upon initial recognition or subsequent impairment), non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test, and intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

Foreclosed real estate were adjusted to their fair values, resulting in an impairment charge, which was included in earnings for the year. Foreclosed real estate, which are considered to be non-financial assets, have been valued using a market approach. The values were determined using market prices of similar real estate assets, which the Bank considers to be level 2 inputs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19. Recently Issued Accounting Pronouncements

In June 2009, the FASB issued Accounting Standard Update (ASU) 2009-01 – Topic 105 *Generally Accepted Accounting Principles-amendments based on* SFAS No. 168 - *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles (formerly FASB Statement No. 168)*. Under the ASU, the ASC became the source of authoritative U.S. GAAP recognized by the FASB (see Note 1).

On January 12, 2009, the FASB amended Topic 820 - *Fair Value Measurement and Disclosures* of the ASC to reduce complexity and achieve more consistent determinations as to whether other-than-temporary impairments of available for sale or held to maturity debt securities have occurred. The ASU was effective for interim and annual reporting periods ending after December 15, 2008. The adoption of this ASU did not have an impact on the Company's consolidated financial statements. This ASU was formerly FASB Staff Position EITF 99-20-1, *Amendments to the Impairment Guidance of EITF Issue No. 99-20* (FSP).

In August 2009 the FASB amended Topic 820 - *Fair Value Measurements and Disclosures* by issuance of ASU No. 2009-05. The update addresses measuring liabilities at fair value. The update provides clarification that in circumstances in which a quoted price is an active market for the identical liability is not available, other specified techniques may be used to measure fair value. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued three amendments to provide additional guidance and disclosures regarding fair value measurements and impairments of securities. These three amendments were effective for interim and annual periods ending after June 15, 2009. The adoption of these amendments did not have a material impact on the Company's consolidated financial statements. These amendments were formerly:

> FSP FAS 157-4. *"Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly"*, provides guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased. This amendment is included in ASC 820-10-35.
>
> FSP FAS 115-2 and FAS 124-2 *Recognition and Presentation of Other-Than-Temporary Impairment* provided guidance for impaired debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in financial statements. This amendment is included in ASC 320-10-25.
>
> FSP FAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments*, required disclosure about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This amendment is included in ASC 825-10-50.

In May 2009, the FASB issued FASB Statement No. 165, *Subsequent Events*, which established general standards of and accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This FASB was effective for interim and annual periods ending after June 15, 2009. The Company has complied with the requirements of FASB 165. This amendment is included in ASC 855-10-50 and 55.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19. Recently Issued Accounting Pronouncements (continued)

In June 2009, the FASB issued FASB Statement No. 166, *Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140* to improve the reporting for the transfer of financial assets resulting from 1) practices that have developed since the issuance of FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This Statement must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The adoption of this Statement did not have a material impact on the Company's consolidated financial statements. This amendment is included in ASU 2009-16, an amendment to ASC 860-10.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, *Amendments to FASB Interpretation No. 46(R)* to amend certain requirements of FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. The Statement is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company will review the requirements of FASB No. 167 and comply with its requirements. The adoption of this Statement is not expected to have a material impact on the Company's consolidated financial statements. This amendment is included in ASC 942-810.

In January 2010, the FASB issued ASU No. 2010-06- *Fair Value Measurements and Disclosures* amending Topic 820. The ASU provides for additional disclosures of transfers between assets and liabilities valued under Level 1 and 2 inputs as well as additional disclosures regarding those assets and liabilities valued under Level 3 inputs. The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009 except for those provisions addressing Level 3 fair value measurements which provisions are effective for fiscal years, and periods therein, beginning after December 15, 2010.

Note 20. Parent Company Financial Information

The Balance Sheets, Statements of Income, and Statements of Cash Flows for Glen Burnie Bancorp (Parent Only) are presented below:

Balance Sheets

December 31,	**2009**	2008	2007
Assets			
Cash	**$ 348,515**	$ 338,902	$ 532,222
Investment in The Bank of Glen Burnie	**29,848,797**	32,727,244	34,354,422
Investment in GBB Properties, Inc.	**260,184**	261,999	263,787
Investment in the Glen Burnie Statutory Trust I	**155,000**	155,000	155,000
Due from subsidiaries	**43,996**	22,878	22,709
Other assets	**49,433**	114,541	119,542
Total assets	**$ 30,705,925**	$ 33,620,564	$ 35,447,682
Liabilities and Stockholders' Equity			
Dividends payable	**$ 230,285**	$ 385,794	$ 385,010
Accrued interest payable on borrowed funds	**171,518**	171,518	171,518
Other liabilities	**-**	-	-
Borrowed funds from subsidiary	**5,155,000**	5,155,000	5,155,000
Total liabilities	**5,556,803**	5,712,312	5,711,528
Stockholders' equity:			
Common stock	**2,683,015**	2,967,727	2,498,465
Surplus	**9,190,911**	11,568,241	11,921,129
Retained earnings	**14,311,508**	14,129,637	15,750,156
Accumulated other comprehensive loss, net of benefits	**(1,036,312)**	(757,353)	(433,596)
Total stockholders' equity	**25,149,122**	27,908,252	29,736,154
Total liabilities and stockholders' equity	**$ 30,705,925**	$ 33,620,564	$ 35,447,682

The borrowed funds from subsidiary balance represents the junior subordinated debt securities payable to the wholly-owned subsidiary trust that was deconsolidated as a result of applying the provisions of ASC Topic 810, formerly FIN 46. The Company continues to guarantee the capital securities issued by the trust, which totaled **$5,000,000** at December 31, 2009 (See Note 8).

Note 20. Parent Company Financial Information (continued)

Statements of Income

Years Ended December 31,	**2009**	2008	2007
Dividends and distributions from subsidiaries	**$ 4,269,844**	$ 1,902,239	$ 1,565,000
Other income	**16,430**	16,430	16,430
Interest expense on junior subordinated debentures	**(546,430)**	(546,180)	(546,430)
Other expenses	**(122,096)**	(69,468)	(62,271)
Income before income tax benefit and equity in undistributed net income of subsidiaries	**3,617,748**	1,303,021	972,729
Income tax benefit	**246,018**	226,356	224,002
Change in undistributed equity of subsidiaries	**(2,601,304)**	(1,125,415)	1,585,410
Net income	**$ 1,262,462**	$ 403,962	$ 2,782,141

Statements of Cash Flows

Years Ended December 31,	**2009**	2008	2007
Cash flows from operating activities:			
Net income	**$ 1,262,462**	$ 403,962	$ 2,782,141
Adjustments to reconcile net income to net cash provided by operating activities:			
Decrease in other assets	**65,108**	5,001	458
(Increase) decrease in due from subsidiaries	**(21,118)**	(169)	4,111
Change in undistributed equity of subsidiaries	**2,601,304**	1,125,415	(1,585,410)
Net cash provided by operating activities	**3,907,756**	1,534,209	1,201,300
Cash flows from financing activities:			
Proceeds from dividend reinvestment plan	**173,667**	194,054	200,459
Proceeds from issuance of common stock	**-**	-	14,595
Repurchase and retirement of common stock	**(2,835,709)**	(577,239)	-
Dividends paid	**(1,236,101)**	(1,344,344)	(1,326,051)
Net cash used in financing activities	**(3,898,143)**	(1,727,529)	(1,110,997)
Increase (decrease) in cash	**9,613**	(193,320)	90,303
Cash, beginning of year	**338,902**	532,222	441,919
Cash, end of year	**$ 348,515**	$ 338,902	$ 532,222

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21. Quarterly Results of Operations (Unaudited)

The following is a summary of consolidated unaudited quarterly results of operations:

2009				
(Dollars in thousands, except per share amounts)	**Three months ended,**			
	December 31	**September 30**	**June 30**	**March 31**
Interest income	**$ 4,673**	**$ 4,749**	**$ 4,689**	**$ 4,533**
Interest expense	**1,570**	**1,649**	**1,655**	**1,668**
Net interest income	**3,103**	**3,100**	**3,034**	**2,865**
Provision for credit losses	**1,747**	**337**	**209**	**150**
Net securities gains	**402**	**135**	**51**	**(2)**
Income before income taxes	**(699)**	**648**	**570**	**510**
Net income	**(210)**	**527**	**490**	**455**
Net income per share (basic and diluted)	**$ (0.08)**	**$ 0.20**	**$ 0.18**	**$ 0.16**

2008				
(Dollars in thousands, except per share amounts)	Three months ended,			
	December 31	September 30	June 30	March 31
Interest income	$ 4,604	$ 4,667	$ 4,492	$ 4,413
Interest expense	1,661	1,546	1,499	1,548
Net interest income	2,943	3,121	2,993	2,865
Provision for credit losses	700	239	152	55
Net securities gains	50	86	48	7
Income before income taxes	272	(1,915)	743	625
Net income	1,382	(2,118)	604	536
Net income per share (basic and diluted)	$ 0.47	$ (0.71)	$ 0.20	$ 0.18

2007				
(Dollars in thousands, except per share amounts)	Three months ended,			
	December 31	September 30	June 30	March 31
Interest income	$ 4,487	$ 4,476	$ 4,465	$ 4,409
Interest expense	1,506	1,441	1,507	1,517
Net interest income	2,981	3,035	2,958	2,892
Provision for credit losses	-	-	20	30
Net securities gains	-	115	4	1
Income before income taxes	903	1,049	873	715
Net income	700	785	691	606
Net income per share (basic and diluted)	$ 0.23	$ 0.27	$ 0.23	$ 0.20

Glen Burnie
101 Crain Highway, SE
Glen Burnie, MD 21061
410-766-3300

Crownsville
1221 Generals Highway
Crownsville, MD 21032
410-923-2200

Linthicum
7063 Baltimore-Annapolis
Boulevard
Linthicum, MD 21061
410-487-8500

New Cut
740 Stevenson Road
Severn, MD 21144
410-766-5343

Odenton
1405 Annapolis Road
Odenton, MD 21113
410-674-2200

Riviera Beach
8707 Ft. Smallwood Road
Pasadena, MD 21122
410-437-2070

Severn
811 Reece Road
Severn, MD 21144
410-551-2100

Severna Park
534 Ritchie Highway
Severna Park, MD 21146
410-544-0270

Operations Center
106 Padfield Boulevard
Glen Burnie, MD 21061
410-766-3300

